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Received SEC

JAN 12 2010

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

FOURTH AMENDED REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

INFORM, INC.
AN OREGON CORPORATION

RECEIVED

JAN 12 2010

DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

With principal offices at:

2200B DOUGLAS BOULEVARD, SUITE 100
ROSEVILLE, CA 95661

Agent for service of process:

CATHY HALVORSON
391 NW 179TH AVENUE
ALOHA, OR 97006
Tel: (503) 430-1748

541330	93-128739
Primary standard Industrial Classification Code Number	*I.R.S. Employee Identification Number*

This *fourth amended* offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART 1—NOTIFICATION

ITEM 1. Significant Parties

(a) The issuer's directors;

Name	Business Address	Residential Address
Detlef Hilbig,	**2200B Douglas Blvd., Suite 100 Roseville, CA 95661**	**Lilienweg 5 D-09221 Neukirchen Germany**
Stefan Baier	**2200B Douglas Blvd., Suite 100 Roseville, CA 95661**	**Georg-Queri-Str. 8b D-85757 Karlsfeld Germany**
Friedemann Braune	**2200B Douglas Blvd., Suite 100 Roseville, CA 95661**	**Floriangasse 12 D-01465 Dresden-Schönborn Germany**

(b) The issuer's officers;

Detlef Hilbig, President	**2200B Douglas Blvd., Suite 100 Roseville, CA 95661**	**Lilienweg 5 D-09221 Neukirchen Germany**
Stefan Baier Vice president	**2200B Douglas Blvd., Suite 100 Roseville, CA 95661**	**Georg-Queri-Str. 8b D-85757 Karlsfeld Germany**
Friedemann Braune Secretary/Treasurer	**2200B Douglas Blvd., Suite 100 Roseville, CA 95661**	**Floriangasse 12 D-01465 Dresden-Schönborn Germany**
Henrik Bauer CFO	**2200B Douglas Blvd., Suite 100 Roseville, CA 95661 D-81825**	**Helenenstrasse 21 München Germany**

(c) The issuer's general partners;

Not applicable.

(d) Record owners of 5 percent or more of any class of the issuer's equity securities;

Detlef Hilbig,	**2200B Douglas Blvd., Suite 100 Roseville, CA 95661**	**Lilienweg 5 D-09221 Neukirchen Germany**
Stefan Baier	**2200B Douglas Blvd., Suite 100 Roseville, CA 95661**	**Georg-Queri-Str. 8b D-85757 Karlsfeld Germany**

Friedemann Braune	**2200B Douglas Blvd., Suite 100 Roseville, CA 95661**	**Floriangasse 12 D-01465 Dresden-Schönborn Germany**
Henrik Bauer	**2200B Douglas Blvd., Suite 100 Roseville, CA 95661**	**Helenenstrasse 21 D-81825 München Germany**

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Same as (d) above.

(f) promoters of the issuer;

None.

(g) affiliates of the issuer;

Detlef Hilbig,	**2200B Douglas Blvd., Suite 100 Roseville, CA 95661**	**Lilienweg 5 D-09221 Neukirchen Germany**
Stefan Baier	**2200B Douglas Blvd., Suite 100 Roseville, CA 95661**	**Georg-Queri-Str. 8b D-85757 Karlsfeld Germany**
Friedemann Braune	**2200B Douglas Blvd., Suite 100 Roseville, CA 95661**	**Floriangasse 12 D-01465 Dresden-Schönborn Germany**
Henrik Bauer	**2200B Douglas Blvd., Suite 100 Roseville, CA 95661**	**Helenenstrasse 21 D-81825 München Germany**
inForm, GmbH	**Bornaer Street 205 09114 Chemnitz Germany**	**Bornaer Street 205 09114 Chemnitz Germany**

(h) Counsel to the issuer with respect to the proposed offering;

Craig G. Christensen Penney and Associates	**621 Capitol Mall, Suite 2075 Sacramento, CA 95814**	**621 Capitol Mall, Suite 2075 Sacramento, CA 95814**

(i) Each underwriter with respect to the proposed offering;

Not applicable.

(j) The underwriter's directors;

Not applicable.

(k) The underwriter's officers;

Not applicable.

(l) The underwriter's general partners;

Not applicable.

(m) Counsel to the underwriter.

Not applicable.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. **No.**

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. **Not applicable.**

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. **Not applicable.**

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Not applicable.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities will be offered in the following states by officers and directors of the Company:

Alabama – Qualification by coordination
California –Qualification by coordination
Mississippi – Qualification by coordination
Tennessee – Qualification by coordination

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state: **Not applicable.**

(1) the name of such issuer;
(2) the title and amount of securities issued;

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

(4) the names and identities of the persons to whom the securities were issued.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The Company is contemplating, but has not decided upon, a private placement offering of its preferred shares pursuant to Regulation S under the Securities Act of 1933 to investors in Germany and surrounding EC countries. The amount of such offering has not yet been determined. The purpose of the offering would be to provide capital for expansion of the Company's operations to locations outside of North America. If such offering is undertaken, the Company's preferred shares will be offered at a price per share at least equivalent to the offering price in this Offering Statement and Circular, i.e., USD$10 per share. The offering would not be undertaken until at least the third quarter of 2010.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; **Not applicable.**

(2) To stabilize the market for any of the securities to be offered; **Not applicable.**

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. **Not applicable.**

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. **Not applicable.**

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection. **Not applicable.**

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. **Not applicable.**

FOURTH AMENDED OFFERING CIRCULAR

INFORM, INC.

Type of securities offered:	**Non-voting preferred shares**
Maximum number of securities offered:	**500,000**
Minimum number of securities offered:	**No minimum**
Price per security:	**$10.00**
Total proceeds: If maximum sold: $5,000,000.00	**If minimum sold: No minimum**

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No
If yes, what percent is commission of price to public? **Not applicable.**
Is there other compensation to selling agent(s)? [ ] Yes [X] No
Is there a finder's fee or similar payment to any person? [ ] Yes [X] No
Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No
Is this offering limited to members of a special group, such as employees of the Company or individuals?
[ ] Yes [X] No
Is transfer of the securities restricted? [ ] Yes [X] No

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[X] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):

This offering has been registered for offer and sale in the following states: **None.**

THE DATE OF THIS OFFERING CIRCULAR IS JANUARY 7, 2010

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 126 pages.

THE COMPANY

1. Exact corporate name: **INFORM, INC.**

State and date of incorporation: **Oregon – December 28, 1999**

Company Telephone Number: **(916) 783-2994**

Fiscal year: **December 31**

Person(s) to contact at Company with respect to offering:

Craig G. Christensen, Esq.

Telephone Number: (916) 443-5506 or (916) 813-9860

RISK FACTORS

THE SHARES OFFERED HEREBY ARE HIGHLY SPECULATIVE. EACH PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AS WELL AS THE OTHER INFORMATION SET FORTH ELSEWHERE IN THIS OFFERING CIRCULAR PRIOR TO PURCHASING THE SHARES OFFERED HEREBY.

(1) **Startup Business; No Operating History.** The Company was organized in 1999 and has never commenced operations. As a result, the Company has no operating history and therefore investors have no operating data or results on which to base an evaluation of the Company's business and prospects. The Company's prospects must be considered in light of the risks, problems, uncertainties, delays and expenses encountered by any business in its development stage, some of which are beyond the Company's control. The Company's failure to successfully address these risks and uncertainties could have a material adverse effect on the Company's financial conditions and results of operations.

(2) **Reliance on Informal, VerbalAlliance.** Upon completion of this offering, the Company intends to enter into an informal, verbal alliance with its affiliate in Germany, inForm, GmbH. The failure such an alliance would have an adverse effect on the Company's business and prospects, and would likely cause the Company's business to fail. The Company's future success depends almost exclusively upon the success of such alliance. There can be no assurances that the Company will achieve the strategic objectives of the alliance, nor that inForm, GmbH will provide the anticipated expertise and assistance to the CompanyAny expectations of the Company regarding the alliance will not be legallyenforceable by the Company. See section 39(b).

(3) **Purchasers Will Suffer Dilution in Net Tangible Book Value.** This Offering reflects only those preferred shares which have been authorized by the Company to be offered at this time. This Offering does not reflect shares which may be issued in the future. If all shares of preferred stock authorized in the Articles of Incorporation (26,250,000) were issued, the value of the preferred shares in this offering would be adversely affected. (See "Principal Stockholders"). Moreover, because the currently outstanding shares were issued primarily as promotional shares for no or nominal monetary consideration, subscribers of this Offering will suffer an immediate and *severe* dilution of the value of their shares based upon the current *negative* book value of the Company of zero ($0.00). The dilution amount is calculated by adding the net offering proceeds to the current book value of the Company and dividing that total by the *sum* of the outstanding preferred shares and the preferred shares to be sold in this Offering. For instance, if 100% of the Offering is sold, the net Offering proceeds of $4,968,000 (see "Use of Proceeds") are added to the net book value of zero, resulting in a *projected* net book value of $4,968,000. The projected net book value is then divided by the number of the outstanding preferred shares (5,840,000 *plus* the 500,000 newly issued preferred shares for a total of 6,340,000 shares), which calculation results in an immediate diluted per share value of $0.78 per share or a dollar *dilution* of $9.22 per share ($10.00 minus $.78. The following table illustrates both the percentage amount of the dilution and the per share dilution amounts assuming, alternatively, that 25%, 50%, 75% or 100% of the offering is sold:

Offering Percentage Sold	Overall % Dilution	Per/Share Dilution
25% (125,000 shares)	97.9%	$9.79
50% (250,000 shares)	95.9%	$9.59
75% (375,000 shares)	94.1%	$9.41
100% (500,000 shares)	92.2%	$9.22

The 26,250,000 outstanding common shares are not included in the dilution calculation due to the dividend preference and liquidation preference afforded to the preferred shares in the Company's Articles of Incorporation. See "Description of Securities" no. 15. Since all preferred shareholders are to receive any declared dividends *prior* to the payment of any dividends to the common shareholders, and since the preferred shareholders are to receive a preferential distribution of $10 per share on liquidation of the Company or will share ratably in available assets *prior* to any distribution to the common shareholders, the preferred shareholders'dilution is not affected by the number of outstanding common shares.

(4) **Dependence on Key Personnel.** The success of the Company will be largely, if not entirely, dependent upon the management and operational skills and efforts of its principal officers and directors, Dr. Detlef Hilbig, Stefan Baier, Friedemann Braune and Henrik Bauer. These officers have formulated the overall business objectives and corporate strategy for the Company. The loss of the services of any of these persons for any reason could have an adverse effect on the Company's business prospects. The valuation of their experience is, however, purely subjective. The Company does not maintain key person life insurance on any of its officers or directors. The loss of the services of any of its officers, directors, or key consultants or advisors, may adversely affect the Company's business.

(5) **Volatility of Targeted Market Sectors.** The Company intends to provide engineering, design, consulting and related technical services to major manufacturers of automobiles, aircraft and alternative energy systems within the United States. These market segments have a demonstrated recent history of volatility due to uncertain and volatile costs of energy, distressed financial markets and other factors. The Company may encounter such volatility even with well-established counterparties, which could be manifested by the curtailment and/or non-renewal of significant contracts, reduced cash flow, insolvency of vendees, or other financial difficulties. The potential adverse factors in each market sector are described as follows:

a) Automobile Industry. Although the automobile industry has suffered from the economic downturn of the past two years, the American auto manufacturers have been most severely affected, as evidenced by the U.S. government "bailout" subsidies for General Motors and Chrysler. While Japanese and European automakers have also experienced a downturn in worldwide sales during the same time period, their broader market base and manufacturing technologies appear thus far to have ameliorated the potentially dire impact of the global recession Because the Company anticipates building upon the longstanding relationships of its sister company, inForm GmbH, with established European automakers such as BMW, Audi, Volkswagen and others in furthering its business prospects in the United States, it hopes to avoid much of the economic turbulence that has affected the U.S. automakers and their vendors. There can be no assurance, however, that the Company will succeed in its business objectives within the U.S, nor that the European automakers will continue to avoid the consequences of the global economic crisis. Consequently, the desire and/or ability of European auto and auto component manufacturers to further expand into the U.S. market.

b) Aircraft Industry. Although perhaps not as dramatically as the auto industry, aircraft manufacturers have likewise suffered during the current economic downturn. Reduced passenger loads among airlines, including reduced business and leisure travel demand, and increased fuel and labor costs have in turn forced airlines to cut back on orders for new aircraft. The ultimate severity and duration of this downturn cannot be accurately assessed or predicted and the Company's prospects could be adversely affected or completely frustrated as a result of such factors.

c) Alternative Energy. In recent years alternative energy technology has attracted increasingly serious interest from the private, non-proft and governmental sectors of the global economy as a means of reducing pollution and counteracting the uncertain, volatile and environmentally suspect supplies of traditional resources. Although the combination of such factors would seem to be favorable to the Company's goals and objectives in the alternative energy industry, many of the new technologies have thus far proven to be prohibitively expensive or otherwise impractical. Further, the current rapid pace of innovation evidences that there can be no assurance that promising technologies will not be eclipsed by even newer concepts or inventions. Thus, the Company may fail to successfully exploit technologies that initially seem assured of success.

(6) **No Market for Shares**. There is no public market for the Shares to be issued and there can be no assurance that such a market will develop in the future, if at all. The Company has not agreed to purchase or otherwise acquire any of the Shares or assume the responsibility for locating prospective purchasers for Shares held by Investors. Investors may not, therefore, be able to liquidate their investments when they wish to do so or on acceptable terms.

(7) **Payment of Dividends**. The Company has not paid any cash dividends on its Preferred Stock and the Company intends to follow a policy of retaining earnings, if any, to finance the development and expansion of its business. **There can be no assurance that dividends will ever be declared on the Shares. Investors who anticipate the need for dividends from their investment in the Company should not purchase the Shares offered hereby.**

(8) **"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995.** Forward-looking statements in this Memorandum, including, without limitation, statements relating to the adequacy of the Company's resources and expansion plans are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are advised that such forward-looking statements involve risks and uncertainties, including without limitation, competition, risks associated with expansion, the Company's reliance on key personnel, risks associated with geographic concentration, government regulation, and other risks and uncertainties, many of which are beyond the control of the Company.

(9) **Non-voting Shares.** Prospective shareholders will be purchasing non-voting shares and thus will have no ability to influence the discretion of the Board of Directors or officers of the Company through shareholder vote.

(10) Nominal or Insufficient Offering Amount. The Company believes that $1,250,000.00 is the minimum dollar amount of the Shares required to be sold in order to meaningfully carry out its business. (See section 4(a) and "Use of Proceeds." Since offering proceeds will *not* be deposited into an escrow account, if the proceeds of this offering are less than such amount, the Company may fail to meet its business objectives in part or at all. In such an event, the investors in this offering would likely sustain the loss of all or substantially all of their investment.

(11) <u>Bankruptcy of Affiliate.</u> In August, 2005, the Company's affiliate, inform GmbH, filed for insolvency relief (generally analogous to a bankruptcy reorganization) in a German court. The German company emerged from the insolvency proceeding in July, 2006. The German company has been profitable since the internal restructuring implemented during the insolvency proceeding. However, the fact that the German affiliate was forced to seek insolvency relief may have created a negative impression in the view of prospective customers and vendors, and such negative impression could adversely affect the business and prospects of the Company.

FOR ALL OF THE FOREGOING REASONS AND OTHERS SET FORTH IN THIS OFFERING CIRCULAR, THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. ANY PERSON CONSIDERING AN INVESTMENT IN THE SHARES OFFERED HEREBY SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH HEREIN. THESE SHARES SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD A TOTAL LOSS OF THEIR INVESTMENT IN THE COMPANY.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Over the past several years, a number of European automobile manufacturers have established, or announced plans to establish, manufacturing operations in the United States, primarily in the southeast. For instance, BMW has a manufacturing facility in South Carolina. Daimler AG has a plant in Alabama. Volkswagen AG manufactures in Mexico and has plans to build a factory in the U.S. In addition, Toyota, Nissan and other Asian automakers also manufacture in the southeast U.S. The Company proposes to establish within the United States and elsewhere in North America a broad-based technical and manufacturing design firm based on the tested business model established in Europe by its sister company inForm, GmbH (www.inform-chemnitz.de), which will service not only automobile manufacturers, but the aircraft and energy industries as well. Over the long term, the Company will utilize its experienced executive personnel and their industry resources to implement multiple operating divisions in various locations, primarily in the southeastern United States, to service the following lines of business:

Automotive manufacturing design, planning of entire factories, manufacturing of doors and hatchbacks, design for exterior and interior assemblies and single parts for all types of vehicles; manufacturing of carbon parts; routings, FE (finite element) simulation, NC (numerical control) programming, tool and diemaking, moldmaking and hydroforming.

Mechanical and equipment design, building of production equipment, planning and simulation.

Design and diemaking for aircraft parts and components made of fiber-reinforced plastics; aluminum machining for structural parts.

Design of power generation plants, gearbox housings for wind turbines, component manufacturing for tidal power stations.

Research and development for hybrid and fuel cell automotive technologies, solar technologies.

However, in the event that less than the maximum offering amount is sold in this offering, the Company intends to focus its initial efforts and expenditures of offering proceeds on a more narrow business objective based on Management's recent market observations. The Company will target a unique market niche for customized carbon fiber components and accessories for luxury boats and vehicles. The Company believes that this more modest business objective can be achieved utilizing approximately 25% of the offering proceeds, as described further in section 4(a). These products will include components for racing car bodies, private jets, boats and yachts, etc. In support of its engineering and design efforts, the Company will also seek to establish one or more small-batch production facilities over the next five years. (See 3(b) and (c)).

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The design services are primarily computer-based and will utilize both commercial and proprietary software to meet the customer's requirements. No services have begun and no services will begin until the Company has identified the specific customers and their projects, which is a primary task for the initial phase of development. Therefore no working prototypes exist at this time. Products, if any, will consist of dies, molds and manufacturing components to be designed by the Company and produced by subcontractors since the Company does not intend to establish U.S. tooling or production facilities initially. It is anticipated that some existing customers of the Company's sister company, inForm, GmbH, will become customers of the Company. However the Company has not entered into any agreements or understandings with any customers. The Company does not expect to be dependent upon a limited number of suppliers, as technology hardware, software and design engineering equipment is readily available. The Company believes that there is an adequate pool of qualified computer engineers and technicians available in the United States and/or via foreign outsourcing to staff the initial development phase of the Company. No major supply contracts exist.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. **See Table below.**

Business segment	Key targeted customers
Customized carbon fiber components,accessories and layouts for race cars, private jets and yachts	**High-end consumers and recreational businesses**
Vehicle manufacturing design; Automotive supply industry	**AUDI, BMW Group, Daimler AG, AMG, Ford General Motors, Porsche, Toyota**
Machine and equipment Manufacture	**BMW Group, Daimler AG, Kittel, Porsche, RUAG, Volkswagen AG**
Aviation-and space industries	**Airbus, Eurocopter/American Orbit, RUAG**
Innovative power generation	**Babcock Noell Nuclear, Siemens Power Generation**

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Although a few European automotive design companies such as VST Keller GmbH have established modest operations in the United States or elsewhere in North America, the Company believes there are currently no direct competitors in its initial planned line of business capable of servicing the targeted high-end, exclusive customer base. Further, the experience and customer relationships developed by the Company's management in their European businesses would be difficult for other start-up companies to simulate.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The Company has no existing sales contracts. The development of new markets in the United States will rely primarily on the experience and existing business relationships of the Company's management team which has successfully identified and developed multiple viable markets in Europe and elsewhere throughout the world. One member of the management team is a qualified market researcher with international experience who has specialized in the

development of marketing strategies for product design and market launch. She has key business and governmental contacts in the United States and Europe. The Company's preliminary market analysis concludes that a global market niche exists in the upper-price segment for exclusive design parts for race cars, private jets and yachts. A somewhat broader market includes high-end residential and hotel furnishings. Management believes that this targeted customer base is not only financially solvent and willing to pay for exclusive styling, but seeks to express individualism through customization of luxury and recreational items.

The Company intends to utilize the experience, resources and contacts of its management team to identify and market, by personal contact, to the targeted customer base. The customer base will include wealthy individuals, business entities and organizations catering to upscale consumer and/or recreational products. Within the next five years, the Company hopes to progress to owning a small-batch part production for race cars and car customization, install a colorization facility for entire car bodies and components and establish one or more showrooms to highlight its products and capabilities.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

Not applicable.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The Company currently has no employees. It anticipates hiring a manager, 2 salaried operations employees and 1 clerical/administrative personnel during the next 12 months. The Company believes that none of the anticipated employees will be subject to collective bargaining agreements. It is anticipated that the manager will have monitored "business-only" use of a company vehicle.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Company does not own or lease any properties. The Company has not identified any properties to be acquired in the immediate future. However, any such future properties will be leased rather than purchased.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company anticipates thatthe know-how, proprietary information and other

intellectual property to be utilized by the Company will be provided by its affiliate, inForm, GmbH, and its principals. Confidentiality agreements and other protective arrangements will be executed as deemed necessary. See Risk Factor 2.

The Company has not entered into any license agreements.

The Company made no research and development expenditures during the last fiscal year. Since the primary business of the Company is research and development, such expenditures are paid by the customers as part of each project cost. Therefore, the Company does not anticipate any independent expenditure for research and development during the 2009 fiscal year.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

It is the Company's anticipated manufacturing customers, rather than the Company itself, that are subject to material regulation, including environmental regulation, by federal, state and local agencies. Such regulations will be addressed in the project specifications required of the Company by the customers.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The Company has no subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

Not applicable.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
(1) Identify and contract with targeted high-end automotive customers; establish	Personal contacts by management	Six months

office facility in southeast U.S.

(2) Hire staff and procure production equipment, tools	**Supervision and equipment acquisition by on-site manager**	**Nine months**
(3) Product development, finalization and delivery	**In-house development with officer/director oversight**	**Twelve months**
(4) Expansion of services to aircraft and boating customers	**In-house marketing with officer/director oversight**	**Eighteen months**

The above-described milestones illustrate the Company's intentions if less than 100%-- but at least 25%--of the maximum offering amount is sold. By focusing on the high-end carbon fiber accessory market, the Company believes that it can meaningfully pursue a scaled-down business model for approximately $1,250,000, as shown below.

The Company anticipates that the minimum funding required to achieve each of the above milestones is as follows:

(1) (1st six months):

Office deposit and rent	$35,000
Tenant improvements	$15,000
Furnishings and equipment	$100,000
Personnel	$25,000
Vehicle expense	$12,000
Telephones and Utilities	$13,000
Business registration, licenses	$5,000
Accounting/legal	$5,000
TOTAL	**$210,000**

(2) (months 7-9)

Machinery, devices, tools	$30,000
Warehouse rent and tenant improvements	$25,000
Compressor, autoclave, color mixer	$70,000
Compressor	$20,000
CAD station, CATIA V5 Plotter & support equipment	$45,000
Network/DSL terminal, ISDN terminal	$4,000
Laptops, miscellaneous software	$9,000
Marketing brochures	$9,000
Management and personnel compensation	$81,000
Rent	$15,000

Miscellaneous operating costs (supplies, insurance, etc.)	$13,000
Accounting/legal	$5,000
TOTAL	**$326,000**

(3) (months 10-12)

Management and personnel compensation	$81,000
Raw materials for prototypes	$10,000
Rent (office and warehouse)	$30,000
Miscellaneous operating costs	$15,000
Accounting/legal	$8,000
TOTAL	**$144,000**

(4) (months 13-18)

Management and personnel compensation	$200,000
Raw materials	$20,000
Rent (office and warehouse)	$60,000
Miscellaneous operating costs	$30,000
Accounting/legal	$10,000
Reserve for contingencies	$250,000
TOTAL	**$420,000**
GRAND TOTAL (months 1-18)	**$1,250,000**

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Since the initial activities will consist of identifying and contracting with targeted automotive manufacturers, a delay in that process will not have a significant effect on the Company's liquidity because operating costs will be relatively minimal at that stage. Once contracts with customers have been signed, however, a delay in establishing workplace facilities or product delivery will have a significant effect on liquidity since contract revenues would be delayed while a significant portion of the offering proceeds will have been expended.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered. **Not applicable.**

5. What were net, after-tax earnings for the last fiscal year?

The Company had no earnings for the last fiscal year.

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Not applicable.

Offering Price Per Share Net After-Tax Earnings Last Year Per Share (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

($0.00) ($0.00 per share) Because the Company has no assets or liabilities as defined in 7(a), the net tangible book value is zero.

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The Company has never commenced operations and is in the initial stage of development. The Company believes that the offering price per share is justified based upon its business prospects and the stated par value of the Shares in its organizational documents.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.) **Not applicable.**

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: **7.9% (of <u>then</u> outstanding 6,340,000 preferred shares-5,840,000 preferred shares are currently outstanding.)**
If the minimum is sold: No minimum.

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

Not applicable. The Company is not offering any shares of common stock nor any conversion rights to common stock.

If the maximum is sold: _____ * **Not applicable.**
If the minimum is sold: _____ * **No minimum.**

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: **not applicable.** These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: **not applicable.**.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

8. (a) The following table sets forth the use of the proceeds from this offering:

	If Maximum Amount Sold
TOTAL PROCEEDS:	**$5,000,000 (100%)**
Less: Offering Expenses, Commissions & Finders Fees	**$5,000 (0.1%)**
Legal & Accounting	**$28,000 (0.5%)**
Copying & Advertising	**$2000 (0.04%)**
Net Proceeds from Offering	**$4,968,000 (99.4%)**
Marketing Expenses	**$200,000 (4%)**
Establish North American facilities[1]	**$900,000 (18%)**
Recruiting and Training	**$100,000 (2%)**
Purchase of Technical Equipment[2]	**$1,800,000 (36%)**
Design and Production Expense[3]	**$1,300,000 (26%)**
General and Administrative	**$300,000 (6%)**
Employee Compensation[4]	**$324,000 (6.5%)**

[1] Projected cost of leasing two (2) production facilities in southeastern United States, tenant improvements, communication and administrative equipment, office furnishings, property and liability insurance, licenses and permits, legal and accounting fees.
[2] Includes specialized computer equipment for prototype designs, tool design, robotic engineering, machine tooling, milling machine for synchronized 5-axis processing, CNC routing machines, etc. Total expenditures are dependent on business volume.
[3] Includes consultant and labor expense for research, design, engineering and prototyping of automotive and aircraft components.
[4] Assumes 12-month payroll expense for two (2) on-site managers to oversee initial establishment of production facilities.

Not Allocated to Above Categories	**$42,000 (0.84%)**
Total Use of Net Proceeds	**$4,968,000 (100%)**

THE FOREGOING STATEMENT OF PROJECTED USES OF PROCEEDS REPRESENTS THE COMPANY'S ESTIMATED ALLOCATION OF OFFERING PROCEEDS BASED UPON INFORMATION AVAILABLE AT THE DATE OF THIS OFFERING. IF LESS THAN THE MAXIMUM AMOUNT OF OFFERING PROCEEDS IS RAISED, THE COMPANY WILL BE FORCED TO EITHER REVISE ITS BUSINESS PLAN (SEE SECTION 3(A)) OR SEEK ADDITIONAL CAPITAL FROM OTHER SOURCES. THERE CAN BE NO ASSURANCE THAT THE COMPANY WOULD BE ABLE TO SUCCESSFULLY REVISE ITS BUSINESS PLAN OR RAISE ADDITIONAL CAPITAL. IF THE COMPANY SHOULD FAIL TO ACCOMPLISH EITHER ALTERNATIVE, INVESTORS COULD LOSE THEIR ENTIRE INVESTMENT IN THE COMPANY. HOWEVER, AS DESCRIBED MORE FULLY IN SECTIONS 3(A) AND 4(A), THE COMPANY BELIEVES THAT IT CAN MEANINGFULLY PURSUE A LESS EXPANSIVE, MORE FOCUSED BUSINESS MODEL WITHAPPROXIMATELY 25% OF THE TOTAL OFFERING AMOUNT ($1,250,000). IF MORE THAN 25% BUT LESS THAN 100% OF THE OFFERING IS SOLD, MANAGEMENTWILL USE ITS BEST JUDGMENT IN ALLOCATING THE OFFERING PROCEEDS BASED UPON THEN-CURRENT BUSINESS CONDITIONS AND OPPORTUNITIES.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

The order of priority in which the offering proceeds will be used is the order in which the uses of proceeds are listed in section 4(a).

Note: **After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.**

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

No material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

No material part of the proceeds of this offering will be used to discharge indebtedness.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

The Company estimates the cost of acquiring technical equipment for operations to be $1,800,000, including design engineering computer hardware and software, production of various dye and mold-making machines and related equipment. All such acquisitions will be made from third-party vendors at arms' length.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

No amount of the proceeds of this offering will be used to reimburse any officer, director, employee, or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

Assuming that this offering is successful in raising at least 25% of the maximum offering amount, the Company does not presently anticipate having within the next twelve months any cash flow or liquidity problems. See Risk Factor 10, sections 3(a) and 4(a) and section 12 below. The Company is not in default or in breach of any note, loan, lease, or other indebtedness or financing arrangement requiring the Company to make payments. The Company's has no trade payables. The Company is not subject to any unsatisfied judgments, liens, or settlement obligations. See "Use of Proceeds".

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The Company's cash requirements will be dependent, in part, on the timing of customer development efforts in the southeastern United States. The use of offering proceeds may be accelerated or slowed depending upon initial customer demand and requirements. The Company does not anticipate the need for additional funds beyond the maximum offering amount. For a more detailed discussion of the Company's intended response if less than the maximum offering amount is sold, see sections 3(a), 3(b), 4(a) "Business and Properties" and 8(a), "Use of Proceeds", which indicate that a

scaled-down but viable business model can be pursued for approximately 25% of the maximum offering amount ($1,250,000). If less than $1,250,000 is sold and the Company has no other source of capital, it is unlikely that the Company's business will succeed and investors could lose the entire amount of their investment.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

Amount Outstanding

	As of: 12/31/2009	**As Adjusted[5]**
Debt:		
Short-term debt	**$0**	**$0**
Long-term debt	**$0**	**$0**
Total Debt	**$0**	**$0**
Stockholder's equity (deficit)		
Preferred stock $10 par value	**$0**	**$5,000,000**
Common stock $10 par value	**$23,700**	**$23,700**
Additional paid-in capital	**$5,000**	**$5,000**
Retained earnings (deficit)	**($28,700)**	**($28,700)**
Total stockholders equity (deficit)	**$0**	**$5,000,000**
Total Capitalization	**$0**	**$5,000,000**

Number of common shares authorized: **50,000,000** shares.
Par or stated value per share, if any: **$10.00.**
Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: **500,000 shares**..
Number of common shares outstanding: **26,250,000.**
Number of preferred shares authorized: **26.250,000** shares.
Par or stated value per share, if any: **$10.00**
Number of preferred shares issued and outstanding: **5,840,000.**

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:
    [ ] Common Stock
    [X] Preferred or Preference Stock

[5] Since there is no minimum offering amount, only the maximum offering amount is reflected.

[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ________________
[ ] Other: ____

15. These securities have:

Yes No

[ ] [X] Cumulative voting rights

[X] [ ] Other special voting rights

[ ] [X] Preemptive rights to purchase in new issues of shares

[X] [ ] Preference as to dividends or interest

[X] [ ] Preference upon liquidation

[ ] [X] Other special rights or preferences (specify):

Explain:

Special voting rights: If declared dividends on preferred stock are in arrears for eight or more quarterly periods, holders of preferred stock shall be entitled to vote separately as a class to elect a majority of the board of directors at any annual or special meeting of shareholders. (Section 2(c), Amended Articles of Incorporation).

Preferences as to dividends: Preferred shareholders are entitled to receive dividends only as declared at the discretion of the board of directors. Dividends declared by the board must be paid to preferred shareholders prior to any declared dividends on common stock. Dividends declared by the board on preferred shares accrue from the date of *issuance* of the shares and are *cumulative*, so that shareholders of common stock may not receive any dividend or other distribution until the cumulative preferred dividends have been paid. In the event of a common stock split or dividend, preferred shareholders shall receive a proportional increase in their preferred shares. In the event of a consolidation or reduction in the number of common shares, the dividend rights of the preferred shares shall be proportionately decreased. (Section 2(a), Amended Articles of Incorporation).

Preferences upon liquidation: In the event of liquidation or dissolution of the Company, preferred shareholders shall receive from the assets available for distribution an amount equal to $10.00 per share plus all declared and unpaid dividends. If the available assets are insufficient to make such a distribution in full, the preferred shareholders shall share ratably in any distribution of available assets. (Section 2(b), Amended Articles of Incorporation. If the assets are insufficient to fund the full distribution amount, preferred shareholders who purchase shares in this offering will share ratably with *all* preferred shareholders, including members of Management (insiders). As a result, the preferred shareholders from this offering will be substantially diluted, since they would represent only 7.9% of the outstanding preferred shareholder class, assuming this offering is fully subscribed.

16. Are the securities convertible? [ ] Yes [X] No

If so, state conversion price or formula. **Not applicable.**
Date when conversion becomes effective: ____ /____ /____
Date when conversion expires: ____ /____ /____

17. (a) If securities are notes or other types of debt securities: **Not applicable.**

(1) What is the interest rate? ________%
If interest rate is variable or multiple rates, describe:
(2) What is the maturity date? ____ /____ /____
If serial maturity dates, describe:
(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe: ____

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices: ____________________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe:__________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $__________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $__________

How much indebtedness is junior (subordinated) to the securities? $______________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Not applicable.

Last Fiscal Year		
Actual	**Pro Forma**	
	Minimum	**Maximum**

"Earnings"
"Fixed Charges"
If no earnings
show "Fixed Charges" only

18. If securities are Preference or Preferred stock:

Are unpaid dividends cumulative? [X] Yes [ ] No
Are securities callable? [ ] Yes [X] No
Explain:
The Company's Articles of Incorporation, as amended, provided that unpaid dividends on preferred shares are cumulative.

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered. **See Exhibit A.**

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

The Company currently has no loan or other financing arrangements that restrict the payment of dividends.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ ( )

The Company currently does not have any assets that are available for the payment of dividends.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: **None.**

Name:____________________ Address: ____________________

Name:____________________ Address: ____________________

Telephone No.: ( )____________ Telephone No.: ( )______________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.) **Not applicable.**

23. Describe any material relationships between any of the selling agents or finders and the Company or

its management. **Not applicable.**

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Detlef Hilbig
Stefan Baier
Friedemann Braune
Henrik Bauer

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Not applicable.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised: **Not applicable.**

Name:
Address:

Telephone No.:

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised: **Not applicable.**

Will interest on proceeds during escrow period be paid to investors? [ ] Yes[X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Shares of the Company's common Stock and preferred stock that are presently outstanding were issued in private offerings exempt from the registration and qualification requirements of the state and federal securities laws. Shares of the Company's stock may not be sold or transferred to any other person unless the transaction is either registered or qualified, as the case may be, under the securities laws, or the transaction is exempt from such requirement of registration or qualification.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Not applicable.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: **President and Chief Executive Officer**
Name: **Detlef Hilbig** Age: **51**
Office Street Address: **2200B Douglas Blvd., Suite 100, Roseville, CA 95661**
Telephone No.: **(916) 783-2994**
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Chief Executive Officer of "inFORM, GmbH, CAD/NC-Dienstleistungen und Formen" Chemnitz, Germany, since 1995. Responsible for overall corporate management and strategy.

Education (degrees, schools, and dates):

Hochschule Zwickau (University of Applied Sciences)
Diploma: Engineering. – Technology, 1975
Technische Universität, Chemnitz
Doctorate: Engineering., 1990

Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: **60%**

30. Chief Operating Officer: Title: **Vice President and Chief Operating Officer**
Name: **Stefan Baier** Age: **47**
Office Street Address: **2200B Douglas Blvd., Suite 100, Roseville, CA 95661**
Telephone No.: **(916) 783-2994**
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Chief Executive Officer of C-CON Innovative Fertigungstechnik GmbH & Co. KG since 1997. In addition to overall corporate management and strategy, he established C-CON as a first-tier supplier for automobile OEM's from Germany,

Austria, Switzerland, Romania, France, India, Spain, Hungary and the USA. Manager for BMW AG München from 1981 to 1993.

Education (degrees, schools, and dates):

Fachakademie München
Master, Instrument Mechanics, 1985

Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: **60%**

31. Chief Financial Officer: Title: **Chief Financial Officer**
Name: **Henrik Bauer** Age: **42**
Office Street Address: **2200B Douglas Blvd., Suite 100, Roseville, CA 95661**
Telephone No.: **(916) 783-2994**
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Manager in the automotive industry (suppliers) since 1991. As managing director, in charge of Greenfield investment In Hungary (producing seat components for BMW and Mercedes Benz), and start-ups in South Africa and USA. Set up departments for LEAR Corporation /BMW Group. Since 2007 partner and since 2008 CEO of C-CON, Innovative Fertigungstechnik GmbH & Co. KG, managing personnel, finances and marketing.

Education (degrees, schools, and dates):

MBA, Business Economics, University of Cologne , 1993 (Dipl. Kfm./MBA)

Also a Director of the Company [ ] Yes [X] No
Indicate amount of time to be spent on Company matters if less than full time: **75%**

32. Other Key Personnel

(A) Name: **Friedemann Braune** Age: **59**
Title: **Secretary/Treasurer and Chief Investment Officer**
Office Street Address: **2200B Douglas Blvd., Suite 100, Roseville, CA 95661**
Telephone No.: **(916) 783-2994**

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Since 1992, has owned and operated his own company, Finanzierungen & Vorsorge, which manages and implements financing for clients in industry and business from Germany, Austria, Switzerland, Denmark and Romania .

Education (degrees, schools, and dates):

Diploma, Electronics, Hochschule Mittweida (University of Applied Sciences), 1983

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: **20%**

DIRECTORS OF THE COMPANY

33. Number of Directors: 3

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Not applicable.

34. Information concerning outside or other Directors (i.e. those not described above):

Information concerning the current directors is described in items 29, 20, and 32 above.

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[X] Yes [ ] No Explain:

Please see business experience for Chief Executive Officer, Chief Operating Officer and Chief Financial Officer at 29, 20, and 31 above respectively.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

The Company has not taken any precautions to obtain releases or consents from any prior employers of the Officers, Directors or other key personnel.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Please see business experience for Chief Executive Officer, Chief Operating Officer and Chief Financial Officer at 29, 20, and 31 above respectively.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Not applicable.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

The Company does not have any key man life insurance policies on any of its

Officers, Directors or key personnel.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Beginning in 2003, the prototype die market in Europe experienced a significant downturn. As a result, inFORM GmbH, an affiliate of the Company operating in the prototype die project business in Chemnitz, Germany, was faced with an economically strained situation in 2004 and 2005. On 9 August 2005, the company filed an application with the German court for insolvency proceedings upon its assets. At the same time, the company presented an insolvency plan prepared by the managing director, Dr. Detlef Hilbig. The company also filed an application for self-administration, a concept similar to "debtor in possession" under U.S. law. The debt settlement plan included financial restructuring and new financing in order to maintain the business operations. The insolvency proceedings were opened and self-administration was ordered by the Court on 30 September 2005. The interim insolvency administrator, Dr. Dirk Herzig, attorney, was appointed as solicitor by the Schulze and Braun law firm as attorneys for the insolvency court. Dr. Hilbig was confirmed as business manager with all management authority for the period of the insolvency proceeding. In the creditors' meeting dated 29 March 2006, all of the five creditor groups agreed to the insolvency plan, which was thereafter confirmed by the insolvency court. In July 2006, inForm GmbH emerged from the official insolvency proceeding pursuant to the approved plan. The former solicitor, Dr. Herzig, who then acted as debtor plan supervisor, was charged with overseeing payments to the creditors according to schedule. Since the insolvency proceedings were concluded, inForm, GmbH, has realized healthy profits attributable to the internal restructuring measures undertaken as part of the insolvency plan. InForm, GmbH increased operational efficiencies and established network structures, including successful acquisition of new customers from the non-automotive segment. As a result the company was able to fulfill all of its obligations under the insolvency plan 2 years ahead of schedule. The plan monitoring and the supervising activities by Schulze and Braun in connection with this plan were ended promptly. For the fiscal year ending December 31, 2007, inForm, GmbH had gross revenues of €3,420,000 (USD$4,912,000) and net earnings of €561,258 (USD$806,247) before taxes.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share[6]	No. of Shares Now Held	% of Total	No. of Shares Held After Offering If All Securities Sold	% of Total
		Common/Preferred			
Name: **Detlef Hilbig**	**-0-**	**13,125,000/**	**50%**	**13,125,000 /**	**50%**
	-0-	**2,420,000**	**41.2%**	**2,420,000**	**38.3%**

Office Street Address:
2200B Douglas Blvd., Suite 100
Roseville, CA 95661

Telephone No.: **(916) 783-2994**

Principal Occupation: **Chief Executive Officer, inForm, GmbH**

Name	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares Held After Offering If All Securities Sold	% of Total
Stefan Baier	**-0-**	**13,125,00/**	**50%**	**13,125,000 /**	**50%**
	-0-	**2,420,000**	**41.2%**	**2,420,000**	**38.3%**

Office Street Address:
2200B Douglas Blvd., Suite 100
Roseville, CA 95661

Telephone No.: **(916) 783-2994**

Principal Occupation: **Chief Operating Officer, inForm, GmbH**

Name	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares Held After Offering If All Securities Sold	% of Total
Friedemann Braune	**-0-**	**-0-/**	**0%**	**-0-/**	**0%**
	-0-	**1,000,000**	**17.2%**	**1,000,000**	**15.8%**

Office Street Address:
2200B Douglas Blvd., Suite 100
Roseville, CA 95661

Telephone No.: **(916) 783-2994**

[6] **All currently outstanding common and preferred shares were issued in consideration for services rendered in the formation of the Company and planning of the Company's business.**

Principal Occupation: **Chief Information Officer, inForm, GmbH**

38. Number of shares beneficially owned by Officers and Directors as a group:
Before offering: **26,250,000 common shares (100% of total outstanding) and 5,840,000 preferred shares.**

After offering: a) Assuming minimum securities sold: **n/a** shares (**n/a** % of total outstanding)
b) Assuming maximum securities sold: **26,250,000 common shares (100 % of total outstanding) and 6,340,000 preferred shares (92.1% of total outstanding).**

(Assume all options exercised and all convertible securities converted.) **Not applicable.**

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe. **Not applicable.**

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

The Company has not entered into any agreement with its German affiliate, inForm, GmbH. However, due to the commonality of management personnel and shareholder interests between the two companies, the companies mutually intend that inForm, GmbH will contribute its expertise and the services of its key personnel to the Company as and when necessary in furtherance of the Company's goals and objectives. In recognition of the mutual interests between the principal shareholders and management of the two companies, the Company does not anticipate entering into a formal, written agreement with the German affiliate since no remuneration or other consideration will be paid to inForm, GmbH for services and expertise contributed to the Company. The Company believes that, due to the commonality of ownership interests between the between the two companies, inForm, GmbH and its principals will be motivated by self-interest to provide expertise, information and assistance to the Company. However, despite such commonality, inForm, GmbH is not now and will not be under any legal obligation in the future to contribute its expertise or assistance to the Company and could decline to do so. Without such expertise or assistance, the Company's business would not be viable and investors could lose up to the entire amount of their investment. See Risk Factor 2.

The Company anticipates that it will utilize and rely on the informational resources, employees and management of inForm, GmbH in sharing technical expertise, marketing strategies and customer information. Since the Company's management counterparts at inForm, GmbH are nearly identical, the intended sharing arrangement is a matter of each inForm, GmbH officer applying his respective education, skills, background and knowledge to the business and affairs of the Company.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Not applicable.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

The Company has paid no remuneration to Officers, Directors or key personnel for the last fiscal year.

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

No remuneration has been unpaid for prior years. No remuneration will be paid to any officers or directors until the Company has net revenues. Remuneration will be paid to on-site managers in the U.S. Some or all of such remuneration will be paid from offering proceeds.

(c) If any employment agreements exist or are contemplated, describe:

No employment agreements exist or are contemplated at this time.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: **None.** (n/a % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

Not applicable.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _______ shares.

Not applicable.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

The Company's Articles and Bylaws do not require that future stock purchase agreements, stock options, warrants, or rights must be approved by shareholders.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The Company is highly dependent on the services of its Chief Executive Officer, Detlef Hilbig, its Chief Operations Officer, Stefan Baier, and its Chief Information Officer, Friedemann Braune. The loss of the services of any or all of these personnel would have a significant adverse effect on the Company's prospects. Although each of these persons has a

vested interest in the success of the Company by reason of ownership of shares, no arrangements have been made to assure that these persons will remain with the Company and not compete upon any termination.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

The Company has not in the past been and is not now involved in any litigation or administrative action. No such litigation or administrative action has been threatened.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

The Company is not an S corporation and it is not anticipated that any significant tax benefits will be available to investors in this offering. The Company has not engaged any tax advisor.

Name of Tax Advisor: ____________
Address:
Telephone No. ( )____ - ____________

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

To the Company's best knowledge, all material factors have been disclosed herein.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

See Part F/S.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Not applicable.

47. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The Company has no historical operating results. Management believes that several recent developments in the underlying economics of the targeted lines of business will have a favorable impact on the Company's business prospects. These are: 1) increased environmental regulation in the United States that demands innovative engineering solutions in automotive, aircraft and energy production; 2) the current volatility in oil and fuel costs requires enhanced and/or new technologies in the automotive, aircraft and energy markets, which Management believes the Company can develop; and 3) the current positive trend of the Euro currency versus the U.S. dollar will continue to attract European manufacturers of automobiles, aircraft and energy systems to establish operations in the United States.

At the same time, the current turbulence in the world economic markets could result in a significant downturn in business prospects. However, the probable extent of the impact of any of the foregoing factors cannot be determined.

48. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ______ %. What is the anticipated gross margin for next year of operations? Approximately ______ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Not applicable.

49. Foreign sales as a percent of total sales for last fiscal year: ______ %. Domestic government sales as a percent of total domestic sales for last fiscal year: ______ %. Explain the nature of these sales, including any anticipated changes:

Not applicable.

Part F/S

(1) **Balance Sheet of inForm, Inc. as of December 31, 2007**

(2) **Statement of Operations of inForm, Inc. for year ended December 31, 2007**

(3) **Statements of Cash Flow and Shareholders' Equity for year ended December 31, 2007**

(4) **Notes to Financial Statements for December 31, 2007**

(5) **Balance Sheet of inForm, Inc. as of December 31, 2008**

(6) **Statement of Operations of inForm, Inc. for year ended December 31, 2008**

(7) **Statements of Cash Flow and Shareholders' Equity for year ended December 31, 2008)**

(8) **Notes to Financial Statements for December 31, 2008**

(9) **Balance Sheet of inForm, Inc. as of June 30, 2009**

(10) **Statement of Operations of inForm, Inc. for period ended December 31, 2009**

(11) **Statements of Cash Flow and Shareholders' Equity for period ended December 31, 2009)**

(12) **Notes to Financial Statements for December 31, 2009**

INFORM, INC.
Balance Sheet
As of December 31, 2007

ASSETS

CURRENT ASSETS		
Cash	$	
Investments		
Accounts receivable, net Inventories		
Prepaid expenses		
TOTAL CURRENT ASSETS		$
FIXED ASSETS		
Property and equipment		
Goodwill		
Less accumulated depreciation		
TOTAL FIXED ASSETS		
TOTAL ASSETS		$

LIABILITIES AND EQUITY

CURRENT LIABILITIES		
Accounts payable	$	
Income taxes payable		
Accrued compensation		
Deferred revenue		
Other current liabilities		
TOTAL CURRENT LIABILITIES		$
LONG-TERM LIABILITIES		
Long-term debt		
Minority interest		
TOTAL LONG-TERM LIABILITIES		
TOTAL LIABILITIES		
SHAREHOLDERS' EQUITY		
Common stock		
26,250,000 shares issued and outstanding, $10 par value	$ 23,700	
Preferred stock		
5,840,000 shares issued and outstanding, $10 par value		
Deficit accumulated during the development stage	(28,700)	
Paid in capital	5,000	
TOTAL EQUITY		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$

INFORM, INC.

Statement of Operations

	Year Ended December 31, 2007	December 28, 1999 (Inception) to December 31, 2007
OPERATING REVENUE		
Revenues	$ -	$ -
TOTAL OPERATING REVENUE	-	-
OPERATING EXPENSES		
General and administrative	2,500	5,000
TOTAL OPERATING EXPENSES	2,500	5,000
OTHER INCOME AND EXPENSE		
Organization expenses	23,700	23,700
INCOME (LOSS) BEFORE TAXES	(26,200)	(28,700)
PROVISION FOR INCOME TAXES		
State income tax		
NET LOSS	$ (26,200)	$ (28,700)
NET LOSS PER SHARE	$ (0.000817)	$ (0.000895)

INFORM, INC.

Statements of Cash Flows	Fiscal Yr. 2007	Fiscal Yr. 12/28/99 (inception) to Dec.31, 2006
Financing Activities:		
Increase in short-term borrowings	____	____
Payments on long-term debt	____	____
Issuance of long-term debt	____	____
Dividends to shareholders	____	____
Repurchase of common stock	____	____
Issuance of common stock	____	23,700
Net cash used in financing activities		**23,700**
Net change in cash and cash equivalents		
Cash and cash equiv. at end or period	____	____
Supplemental Cash Flow Information		
Cash paid during the period for:		
Income taxes	____	____
Interest	____	____

INFORM, INC.

Summary of Shareholders' Equity	**Fiscal Yr. 2007**	**12/28/99 (inception) to Dec. 31, 2006**
Common Stock	(26,200)	(2500)
Retained Earnings—Beginning Balance	___	___
Add: Net income	___	___
Less: Dividends	___	___
Less: Stock Repurchases	___	___
Add: C/s issued for employee stock plans	___	___
Add: Tax benefits on employee stock opt.	___	___
Add: C/s issued for acquisition	___	___
Retained earnings—Ending Balance	___	___
Other non-owner changes in equity	___	___
Total Shareholders' Equity	**(26,200)**	**(2500)**

INFORM, INC.
Notes to Financial Statements
Year Ended December 31, 2007

1. Nature and Continuance of Operations

Inform, Inc. (the "Company") is a broad-based technical and manufacturing design firm company focused on servicing automobile manufacturers as well as the aircraft and energy industries. The Company services the following lines of business: vehicle manufacturing design; automotive and car supply; machine and equipment manufacture; aviation and space industry manufacture; and innovative power generation and energy transformation. The Company was incorporated on December 28, 1999 under the laws of the State of Oregon as World Credit Institute, Inc. On June 21, 2005 the stockholders of the Company approved an amendment to the articles of the Company changing its name to Inform, Inc.

The Company is currently a development stage company as defined under Statement of Financial Accounting Standards ("FAS") No. 7. As required for development stage enterprises, the statement of operations include a total of all expenditures from the Date of Commencement of the Development Stage (December 28, 1999) to December 31, 2007. All losses accumulated since the inception of business have been considered as part of the Company's development stage activities.

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. Since inception, the Company has been engaged in pre-operational activities. No revenue has been generated and the Company has incurred accumulated losses of $28,700 as of December 31, 2007. Continuation of the Company's existence is dependant on the ability of the Company to raise additional capital and achieve sustained profitable operations. The uncertainty related to these conditions raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Summary of significant accounting policies

Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Restatement of financial statements

The financial statements of Inform, Inc. have been restated to reflect the organization costs expensed as incurred.

4. Explanation of issuance of common and preferred shares at less than par value.

Some of the principal stockholders of the Company received both common and preferred shares as promotional shares in compensation for their efforts in organizing and planning for the Company's future business operations. Therefore, with the exception of organizational and maintenance expenses, no cash consideration has been paid for the Company's shares, nor has any value been assigned to the efforts of the promoters.

INFORM, INC.
Balance Sheet
December 31, 2008

ASSETS

CURRENT ASSETS		
Cash	$	
Investments		
Accounts receivable, net Inventories		
Prepaid expenses		
TOTAL CURRENT ASSETS		$
FIXED ASSETS		
Property and equipment		
Goodwill		
Less accumulated depreciation		
TOTAL FIXED ASSETS		
TOTAL ASSETS		$

LIABILITIES AND EQUITY

CURRENT LIABILITIES		
Accounts payable	$	
Income taxes payable		
Accrued compensation		
Deferred revenue		
Other current liabilities		
TOTAL CURRENT LIABILITIES		$
LONG-TERM LIABILITIES		
Long-term debt		
Minority interest		
TOTAL LONG-TERM LIABILITIES		
TOTAL LIABILITIES		
SHAREHOLDERS' EQUITY		
Common stock		
26,250,000 shares issued and outstanding, $10 par value	$ 23,700	
Preferred stock		
5,840,000 shares issued and outstanding, $10 par value		
Deficit accumulated during the development stage	(28,700)	
Paid in capital	5,000	
TOTAL EQUITY		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$

INFORM, INC.

Statement of Operations

	Fiscal Year Ended Dec. 31, 2008	December 28, 1999 (Inception) to Dec. 31, 2008
OPERATING REVENUE		
Revenues	$ -	$ -
TOTAL OPERATING REVENUE		
OPERATING EXPENSES		
General and administrative	-	5,000
TOTAL OPERATING EXPENSES	-	5,000
OTHER INCOME AND EXPENSE		
Organization expenses	-	23,700
INCOME (LOSS) BEFORE TAXES	-	(28,700)
PROVISION FOR INCOME TAXES		
State income tax	-	-
NET LOSS	$ -	$ (28,700)
NET LOSS PER SHARE	$ -	$ (0.000895)

INFORM, INC.

Statements of Cash Flows	Fiscal Yr. 2008	Fiscal Yr. 12/28/99 (inception) to Dec.31, 2007
Financing Activities:		
Increase in short-term borrowings	——	——
Payments on long-term debt	——	——
Issuance of long-term debt	——	——
Dividends to shareholders	——	——
Repurchase of common stock	——	——
Issuance of common stock	——	23,700
Net cash used in financing activities		**23,700**
Net change in cash and cash equivalents		
Cash and cash equiv. at end or period	——	——
Supplemental Cash Flow Information		
Cash paid during the period for:		
Income taxes	——	——
Interest	——	——

INFORM, INC.

Summary of Shareholders' Equity	**Fiscal Yr. 2008**	**Fiscal Yr. 2007**
Common Stock	(28,700)	(26,200)
Retained Earnings—Beginning Balance	___	___
Add: Net income	___	___
Less: Dividends	___	___
Less: Stock Repurchases	___	___
Add: C/s issued for employee stock plans	___	___
Add: Tax benefits on employee stock opt.	___	___
Add: C/s issued for acquisition	___	___
Retained earnings—Ending Balance	___	___
Other non-owner changes in equity	___	___
Total Shareholders' Equity	**(28,700)**	**(26,200)**

INFORM, INC.
Notes to Financial Statements 6
Year Ended December 31, 2008

1. Nature and Continuance of Operations

Inform, Inc. (the "Company") is a broad-based technical and manufacturing design firm company focused on servicing automobile manufacturers as well as the aircraft and energy industries. The Company services the following lines of business: vehicle manufacturing design; automotive and car supply; machine and equipment manufacture; aviation and space industry manufacture; and innovative power generation and energy transformation. The Company was incorporated on December 28, 1999 under the laws of the State of Oregon as World Credit Institute, Inc. On June 21, 2005 the stockholders of the Company approved an amendment to the articles of the Company changing its name to Inform, Inc.

The Company is currently a development stage company as defined under Statement of Financial Accounting Standards ("FAS") No. 7. As required for development stage enterprises, the statement of operations include a total of all expenditures from the Date of Commencement of the Development Stage (December 28, 1999) to June 30, 2008. All losses accumulated since the inception of business have been considered as part of the Company's development stage activities.

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. Since inception, the Company has been engaged in pre-operational activities. No revenue has been generated and the Company has incurred accumulated losses of $28,700 as of June 30, 2008. Continuation of the Company's existence is dependant on the ability of the Company to raise additional capital and achieve sustained profitable operations. The uncertainty related to these conditions raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Summary of significant accounting policies

Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3..Explanation of issuance of common and preferred shares at less than par value.

Some of the principal stockholders of the Company received both common and preferred shares as promotional shares in compensation for their efforts in organizing and planning for the Company's future business operations. Therefore, with the exception of organizational and maintenance expenses, no cash consideration has been paid for the Company's shares, nor has any value been assigned to the efforts of the promoters.

INFORM, INC.
Balance Sheet
As of December 31, 2009

ASSETS

CURRENT ASSETS		
Cash	$	
Investments		
Accounts receivable, net Inventories		
Prepaid expenses		
TOTAL CURRENT ASSETS		$
FIXED ASSETS		
Property and equipment		
Goodwill		
Less accumulated depreciation		
TOTAL FIXED ASSETS		
TOTAL ASSETS		$

LIABILITIES AND EQUITY

CURRENT LIABILITIES		
Accounts payable	$	
Income taxes payable		
Accrued compensation		
Deferred revenue		
Other current liabilities		
TOTAL CURRENT LIABILITIES		$
LONG-TERM LIABILITIES		
Long-term debt		
Minority interest		
TOTAL LONG-TERM LIABILITIES		
TOTAL LIABILITIES		
SHAREHOLDERS' EQUITY		
Common stock 26,250,000 shares issued and outstanding, $10 par value	$ 23,700	
Preferred stock 5,840,000 shares issued and outstanding, $10 par value		
Deficit accumulated during the development stage	(28,700)	
Paid in capital	5,000	
TOTAL EQUITY		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$

INFORM, INC.

Statement of Operations

	Year Ended December 31, 2009	December 28, 1999 (Inception) to June 30, 2008
OPERATING REVENUE		
Revenues	$ -	$ -
TOTAL OPERATING REVENUE		
OPERATING EXPENSES		
General and administrative	-	5,000
TOTAL OPERATING EXPENSES	-	5,000
OTHER INCOME AND EXPENSE		
Organization expenses	-	23,700
INCOME (LOSS) BEFORE TAXES	-	(28,700)
PROVISION FOR INCOME TAXES		
State income tax	-	-
NET LOSS	$ -	$ (28,700)
NET LOSS PER SHARE	$ -	$ (0.000895)

INFORM, INC.

Statements of Cash Flows	Period Ending 12/31/09	Fiscal Yr. 12/28/99 (inception) to Dec.31, 2008
Financing Activities:		
Increase in short-term borrowings	____	____
Payments on long-term debt	____	____
Issuance of long-term debt	____	____
Dividends to shareholders	____	____
Repurchase of common stock	____	____
Issuance of common stock	____	23,700
Net cash used in financing activities		**23,700**
Net change in cash and cash equivalents		
Cash and cash equiv. at end or period	____	____
Supplemental Cash Flow Information		
Cash paid during the period for:		
Income taxes	____	____
Interest	____	____

INFORM, INC.

Summary of Shareholders' Equity	Per. Ending 12/31/09	Fiscal Yr. 2008
Common Stock	(28,700)	(28,700)
Retained Earnings—Beginning Balance	—	—
Add: Net income	—	—
Less: Dividends	—	—
Less: Stock Repurchases	—	—
Add: C/s issued for employee stock plans	—	—
Add: Tax benefits on employee stock opt.	—	—
Add: C/s issued for acquisition	—	—
Retained earnings—Ending Balance	—	—
Other non-owner changes in equity	—	—
Total Shareholders' Equity	**(28,700)**	**(26,200)**

INFORM, INC.
Notes to Financial Statements
Year Ended December 31, 2009

1. Nature and Continuance of Operations

Inform, Inc. (the "Company") is a broad-based technical and manufacturing design firm company focused on servicing automobile manufacturers as well as the aircraft and energy industries. The Company services the following lines of business: vehicle manufacturing design; automotive and car supply; machine and equipment manufacture; aviation and space industry manufacture; and innovative power generation and energy transformation. The Company was incorporated on December 28, 1999 under the laws of the State of Oregon as World Credit Institute, Inc. On June 21, 2005 the stockholders of the Company approved an amendment to the articles of the Company changing its name to Inform, Inc.

The Company is currently a development stage company as defined under Statement of Financial Accounting Standards ("FAS") No. 7. As required for development stage enterprises, the statement of operations include a total of all expenditures from the Date of Commencement of the Development Stage (December 28, 1999) to June 30, 2008. All losses accumulated since the inception of business have been considered as part of the Company's development stage activities.

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. Since inception, the Company has been engaged in pre-operational activities. No revenue has been generated and the Company has incurred accumulated losses of $28,700 as of June, 2009. Continuation of the Company's existence is dependent on the ability of the Company to raise additional capital and achieve sustained profitable operations. The uncertainty related to these conditions raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Summary of significant accounting policies

Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.Explanation of issuance of common and preferred shares at less than par value.

Some of the principal stockholders of the Company received both common and preferred shares as promotional shares in compensation for their efforts in organizing and planning for the Company's future business operations. Therefore, with the exception of organizational and maintenance expenses, no cash consideration has been paid for the Company's shares, nor has any value been assigned to the efforts of the promoters.

(4)

STATEMENT OF MANAGEMENT

We, the undersigned Management of inForm, Inc., an Oregon corporation ("the Company"), have examined the foregoing Income Statements of the Company for the fiscal years ending December 31, 2007 and 2008 respectively and for the interim period ending 12/31 ~~June 30~~, 2009. In our opinion, all adjustments necessary for a fair statement of results for the respective interim periods have been included. All such adjustments, if any, are of a normal recurring nature.

INFORM, INC.

By: ______________________________

Dr.-Ing. Detlef Hilbig
Chief Executive Officer and Director
December 21, 2009

____

Stefan Baier
Chief Operating Officer and Director
December 21, 2009

____

Friedemann Braune
Secretary and Director
December 21, 2009

____

Henrik Bauer
Chief Financial Officer
December 21, 2009

PART III —EXHIBITS

Item 1. Index to Exhibits

Exhibit A	**Articles of Incorporation of inForm, Inc., as amended**
Exhibit B	**Bylaws of inForm, Inc.**
Exhibit C	**Subscription Agreement**
Exhibit D	**Opinion re Legality**
Exhibit E	**Form of Preferred Share Certificate**

PART III —EXHIBITS

Item 1. Index to Exhibits

Exhibit A	**Articles of Incorporation of inForm, Inc., as amended**
Exhibit B	**Bylaws of inForm, Inc.**
Exhibit C	**Subscription Agreement**
Exhibit D	**Opinion re Legality**
Exhibit E	**Form of Preferred Share Certificate**

EXHIBIT A

ARTICLES OF INCORPORATION OF INFORM, INC., AS AMENDED

CERTIFICATE

State of Oregon

OFFICE OF THE SECRETARY OF STATE
Corporation Division

I, BILL BRADBURY, Secretary of State of Oregon, and Custodian of the Seal of said State, do hereby certify:

That the attached copy of the
Articles of
Amendment
filed on
January 3, 2007
for
INFORM, INC.
is a true copy of the original document
that has been filed with this office.


STATE OF OREGON
THE UNION
1859

In Testimony Whereof, I have hereunto set my hand and affixed hereto the Seal of the State of Oregon.

BILL BRADBURY, Secretary of State

By Jodi Forsberg

Jodi Forsberg
January 3, 2007



Phone: (503) 986-2200
Fax: (503) 378-4381

Secretary of State
Corporation Division
255 Capitol St. NE, Suite 151
Salem, OR 97310-1327
FilingInOregon.com

Articles of Amendment—Business/Professional/Nonprofit

Check the appropriate box below:

☑ BUSINESS/PROFESSIONAL CORPORATION (Complete only 1, 2, 3, 4, 6, 7)

☐ NONPROFIT CORPORATION (Complete only 1, 2, 3, 5, 6, 7)

FILED
JAN 03 2007
OREGON
SECRETARY OF STATE

REGISTRY NUMBER: 727542-87

In accordance with Oregon Revised Statute 192.410-192.490, the information on this application is public record. We must release this information to all parties upon request and it will be posted on our website.

For office use only

Please Type or Print Legibly in Black Ink.

1) NAME OF CORPORATION PRIOR TO AMENDMENT: INFORM, INC.

2) STATE THE ARTICLE NUMBER(S) AND SET FORTH THE ARTICLE(S) AS IT IS AMENDED TO READ. (Attach a separate sheet if necessary.)

7) 52,500,000 shares of stock with a par value of $10 each. Authorized Capital $525,000,000.
See attached.

3) THE AMENDMENT WAS ADOPTED ON: December 21, 2006

(If more than one amendment was adopted, identify the date of adoption of each amendment.)

BUSINESS/PROFESSIONAL CORPORATION ONLY

4) CHECK THE APPROPRIATE STATEMENT

☐ Shareholder action was required to adopt the amendment(s). The vote was as follows:

Class or series of shares	Number of shares outstanding	Number of votes entitled to be cast	Number of votes cast FOR	Number of votes cast AGAINST

☑ Shareholder action was not required to adopt the amendment(s). The amendment(s) was adopted by the board of directors without shareholder action.

☐ The corporation has not issued any shares of stock. Shareholder action was not required to adopt the amendment(s). The amendment(s) was adopted by the incorporators or by the board of directors.

NONPROFIT CORPORATION ONLY

5) CHECK THE APPROPRIATE STATEMENT

☐ Membership approval was not required. The amendment(s) was approved by a sufficient vote of the board of directors or incorporators.

☐ Membership approval was required. The membership vote was as follows:

Class(es) entitled to vote	Number of members entitled to vote	Number of votes entitled to be cast	Number of votes cast FOR	Number of votes cast AGAINST

6) EXECUTION

Signature	Printed Name	Title
[signature]	Dr.-Ing. Detlef Hilbig	President

7) CONTACT NAME (To resolve questions with this filing.)

T Burton

DAYTIME PHONE NUMBER (Include area code.)

800-352-0533

9F1/3

113 (Rev. 3/04)

CERTIFICATE

State of Oregon

OFFICE OF THE SECRETARY OF STATE
Corporation Division

I, BILL BRADBURY, Secretary of State of Oregon, and Custodian of the Seal of said State, do hereby certify:

INFORM, INC.
was
incorporated
under the Oregon
Business Corporation Act
on
December 28, 1999
and is active on the records of the Corporation Division as of the date of this certificate.


STATE OF OREGON
THE UNION
1859

In Testimony Whereof, I have hereunto set my hand and affixed hereto the Seal of the State of Oregon.

BILL BRADBURY, Secretary of State

By Catherine K Staples
Catherine K. Staples
June 21, 2005

Come visit us on the internet at http://www.filinginoregon.com
FAX (503) 378-4381

59

ATTACHMENT TO ARTICLE 7 OF
ARTICLES OF INCORPORATION
OF
INFORM, INC.

SECTION I

CAPITAL STOCK

Section 1. Total Number of Shares, Classes, Par Value. The corporation is authorized to issue two classes of shares. The Corporation has authority to issue 26,250,000 shares of Common Stock with a par value of ten dollars ($10.00) per share and 26,250,000 shares of Preferred Stock with a par value of ten dollars ($10.00) per share. Shares of stock may be issued from time to time for such consideration as shall be determined by the board of directors. The value of any property received in full or partial payment for the respective shares shall be as conclusively determined by the board of directors.

Section 2. Rights and Restrictions of the Classes of Stock. The powers preferences and rights and the qualifications, limitations and restrictions of the classes of stock are as follows:

(a) Dividends. The holders of Preferred Stock shall be entitled to receive dividends, as declared by the board of directors, from any corporate assets at the time legally available for this purpose, payable in cash quarterly or at such intervals and on such dates as the board of directors may from time to time decide. Dividends on the Preferred Stock shall (i) accrue from the date of issuance of the shares, whether or not earned or declared, (ii) be payable before any dividends before any dividends on Common Stock are paid, declared or set apart, and (iii) be cumulative, so that if dividends required to be paid under this clause on outstanding shares of Preferred Stock have not been paid or set apart, the amount of any such deficiency shall be paid or set apart for payment, but without interest, before any distribution, by dividend or otherwise, is declared, paid on, or set apart for the Common Stock. In addition to the cumulative preferential dividend set forth above, at the same time any distribution shall be paid on, or declared and set apart for Common Stock, a distribution shall be paid on, declared and set apart for the Preferred Stock on the basis that each share of Preferred Stock shall receive a distribution equal to the distribution on each share of Common Stock. In case the Corporation shall at any time subdivide the outstanding shares of Common Stock, or shall issue a stock dividend on its outstanding Common Stock, the dividend rights of a share of Preferred Stock under this section in effect immediately prior to such subdivision or the issuance of such dividend shall be proportionately increased, and in case the corporation shall at any time combine the outstanding shares of Common Stock, the dividend rights of a share of Preferred Stock in effect immediately prior to such combination shall be proportionately decreased, effective at the close of business on the date of such subdivision, dividend or combination, as the case may be. For purposes of this Subsection (a), unless the context otherwise requires, "distribution" shall mean the transfer of cash or property without consideration, whether by way of dividend or otherwise, or the purchase or redemption of shares of this corporation for cash or property.

(b) Participation in Assets on Dissolution. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the holders of shares of the Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the corporation available for distribution to its stockholders, whether from capital, surplus or earnings, before any payment shall be made in respect of the corporation's Common Stock, an amount equal to ten dollars ($10.00) per share, plus all declared and unpaid dividends thereon to the date fixed for distribution. After setting apart or paying in full the preferential amounts due the holders of the Preferred Stock, the remaining assets of the Corporation available for distribution to stockholders, if any, shall be distributed to the holders of Common Stock, each such issued and outstanding share of Common Stock entitling the holder thereof to receive an equal proportion of said remaining assets. If upon liquidation, dissolution, or winding up of the Corporation, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of the Preferred Stock the full amounts to which they are respectively entitled, the holders of the Preferred Stock shall share ratably in any distribution of assets according to the respective amounts which would be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full. The merger or consolidation of the corporation into or with another corporation in which this Corporation shall not survive and the shareholders of this corporation shall own less than 50 percent of the voting securities of the surviving corporation or the sale, transfer or lease (but not including a transfer or lease by pledge or mortgage to a bona fide lender) of all or substantially all of the assets of the corporation shall be deemed to be a liquidation, dissolution or winding up of the corporation as those terms are used in this Subsection (b).

(c) Voting Rights. Except as otherwise provided by these Articles of Incorporation, or as required by law, the holders of shares of Common Stock shall have exclusive voting rights and powers. Each share of Common Stock shall have one vote on all matters on which shareholders are entitled to vote under the law and under these Articles of Incorporation. There is no right to cumulate votes for directors by either the holders of Common Stock or as hereafter provided, in certain circumstances by the holders of shares of Preferred Stock. If at any time dividends on the Preferred Stock shall be in arrears for eight or more quarterly periods, whether or not consecutive, then the holders of the Preferred Stock, voting separately as a class, and to the exclusion of the holders of shares of Common Stock, shall be entitled at any annual meeting of the stockholders or any special meeting at which directors are to be elected to elect a majority of the board of directors. Each holder of Preferred Stock shall have one vote for each share of stock so held. These rights to elect directors shall continue until all dividends accrued on the Preferred Stock have been paid or set apart, at which time the right of the holders of Preferred Stock to elect directors shall cease, and exclusive voting rights and powers shall revert to the holders of the Common Stock unless there is a further default in payment of dividends on the Preferred Stock in which event the special voting rights of the Preferred Stock set out above shall resume.

727542-87

SECTION II

ASSESSMENT OF STOCK

A purchaser of shares of Capital Stock from the corporation is not liable to the corporation or its creditors with respect to the shares except to pay the consideration for which the shares were authorized to be issued as provided in Section I, above. The determination by the board of directors is conclusive and when the corporation receives the consideration for which the board of directors authorized the issuance of shares, the shares issued for the consideration are fully paid and nonassessable. A shareholder is not personally liable for the acts or debts of the corporation, except shareholders that accept an unlawful distribution knowing it was made in violation of the law, may be required to return such distribution.

CERTIFICATE

State of Oregon

OFFICE OF THE SECRETARY OF STATE
Corporation Division

I, BILL BRADBURY, Secretary of State of Oregon, and Custodian of the Seal of said State, do hereby certify:

That the attached copy of the
Amendment to
Articles of Incorporation
filed on
June 21, 2005
for
INFORM, INC.
is a true copy of the original document that has been filed with this office.


STATE OF OREGON
1859
THE UNION

In Testimony Whereof, I have hereunto set my hand and affixed hereto the Seal of the State of Oregon.

BILL BRADBURY, Secretary of State

By Catherine K Staples
Catherine K. Staples
June 21, 2005



Phone: (503) 986-2200
Fax: (503) 378-4381

Articles of Amendment—Business/Professional/Nonprofit

Secretary of State
Corporation Division
255 Capitol St. NE, Suite 151
Salem, OR 97310-1327
FilingInOregon.com

Check the appropriate box below:
☑ BUSINESS/PROFESSIONAL CORPORATION (Complete only 1, 2, 3, 4, 6, 7)
☐ NONPROFIT CORPORATION (Complete only 1, 2, 3, 5, 6, 7)

FILED
JUN 21 2005
OREGON
SECRETARY OF STATE

REGISTRY NUMBER: 727542-87

In accordance with Oregon Revised Statute 192.410-192.490, the information on this application is public record. We must release this information to all parties upon request and it will be posted on our website.

For office use only

Please Type or Print Legibly in Black Ink.

1) NAME OF CORPORATION PRIOR TO AMENDMENT: World Credit Institute, Inc.

2) STATE THE ARTICLE NUMBER(S) AND SET FORTH THE ARTICLE(S) AS IT IS AMENDED TO READ. (Attach a separate sheet if necessary.)

1) Name - inFORM, Inc.

3) THE AMENDMENT WAS ADOPTED ON: June 20, 2005

(If more than one amendment was adopted, identify the date of adoption of each amendment.)

BUSINESS/PROFESSIONAL CORPORATION ONLY

4) CHECK THE APPROPRIATE STATEMENT

☐ Shareholder action was required to adopt the amendment(s). The vote was as follows:

Class or series of shares	Number of shares outstanding	Number of votes entitled to be cast	Number of votes cast FOR	Number of votes cast AGAINST

☐ Shareholder action was not required to adopt the amendment(s). The amendment(s) was adopted by the board of directors without shareholder action.

☑ The corporation has not issued any shares of stock. Shareholder action was not required to adopt the amendment(s). The amendment(s) was adopted by the incorporators or by the board of directors.

NONPROFIT CORPORATION ONLY

5) CHECK THE APPROPRIATE STATEMENT

☐ Membership approval was not required. The amendment(s) was approved by a sufficient vote of the board of directors or incorporators.

☐ Membership approval was required. The membership vote was as follows:

Class(es) entitled to vote	Number of members entitled to vote	Number of votes entitled to be cast	Number of votes cast FOR	Number of votes cast AGAINST

6) EXECUTION

Signature	Printed Name	Title
Cathy L. Halverson	Cathy L. Halverson	President

7) CONTACT NAME (To resolve questions with this filing.)

Tamara Burton

DAYTIME PHONE NUMBER (Include area code.)

800-352-0533

6/21/05

113 (Rev. 3/04)



Phone: (503) 986-2200
Fax: (503) 378-4381

Secretary of State
Corporation Division
255 Capitol St. NE, Suite 151
Salem, OR 97310-1327

Registry Number: 727542-87

Attach Additional Sheet if Necessary
Please Type or Print Legibly in Black Ink

Articles of Incorporation—Business/Professional

Check the appropriate box below:

- [X] BUSINESS CORPORATION (Complete only 1, 2, 3, 4, 5, 6, 7, 11, 12, 13)
- [ ] PROFESSIONAL CORPORATION (Complete all items)

For office use only

FILED
DEC 28 1999
OREGON
SECRETARY OF STATE

1) NAME World Credit Institute, Inc.

NOTE: For a BUSINESS CORPORATION, the name must contain the word "Corporation," "Company," "Incorporated," or "Limited," or an abbreviation of one of such words. For a PROFESSIONAL CORPORATION, the name must contain the words "Professional Corporation," or abbreviations thereof, i.e., "P.C." or "Prof. Corp."

2) REGISTERED AGENT
Joanna G. Miller, Attorney at Law

3) ADDRESS OF REGISTERED AGENT (Must be an Oregon Street Address which is identical to the registered agent's business office. Must include city, state, zip; no PO Boxes.)
707 Main, Suite 210B
Oregon City, Oregon 97045

4) MAILING ADDRESS OF REGISTERED AGENT (Address, city, state, zip)
707 Main, Suite 210B
Oregon City, Oregon 97045

5) ADDRESS FOR MAILING NOTICES
15862 S.W. Redclover Lane
Sherwood, Oregon 97140

6) OPTIONAL PROVISIONS (Attach a separate sheet.)
*see attached

7) NUMBER OF SHARES THE CORPORATION WILL HAVE THE AUTHORITY TO ISSUE
~~50,000,000 shares of stock with a par~~ value of $10 each. See attached.

PROFESSIONAL CORPORATION ONLY

8) INITIAL SHAREHOLDERS (Name and street address of initial shareholders and designation of professional license or authority. Attach a separate sheet if necessary.)

9) PROFESSIONAL/BUSINESS SERVICES (List professional service(s) and other business services, if applicable to be rendered.)

10) INITIAL DIRECTORS (Name and street address of the initial directors and designation of any professional license or authority. Attach a separate sheet if necessary.)

11) INCORPORATORS (List names and addresses of each incorporator. Attach a separate sheet if necessary.)
David E. Halverson 391 N.W. 179th Ave., Aloha, Oregon 97006

12) EXECUTION (All incorporators must sign. Attach a separate sheet if necessary.)

Printed Name	Signature
David E. Halverson	David E Halverson

13) CONTACT NAME
Tamara L. Burton

DAYTIME PHONE NUMBER
(800) 352-0533

FEES

Business Corporation	$ 50
Professional Corporation	$ 40

Make check payable to "Corporation Division."

NOTE: Filing fees may be paid with VISA or MasterCard. The card number and expiration date should be submitted on a separate sheet for your protection.

12/28

CR111 (Rev. 5/96)

OPTIONAL PROVISIONS

TO ARTICLE 6 OF
ARTICLES OF INCORPORATION
OF
WORLD CREDIT INSTITUTE, INC.

SECTION I
ADDRESS:

The corporation may also maintain an office or offices at such other place or places, either within or without the State of Oregon, as may be determined, from time to time, by the Board of Directors.

SECTION II
PURPOSE

The purpose for which this corporation is organized is to engage in any business or activity not forbidden by law or these Articles of Incorporation.

SECTION III
VOTING FOR DIRECTORS

Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum in present. Shareholders do not have the right to cumulate their votes for directors.

SECTION IV
TERM

The corporation shall have perpetual existence.

SECTION V
DIRECTOR INDEMNITY

Directors and officers shall be indemnified against liability, including judgments, penalties, fines, settlements, and reasonable expenses and the advance payment or reimbursement of such reasonable expenses to the fullest extent permitted by Oregon law.

SECTION VI

LIMITATION OF DIRECTOR LIABILITY

A director shall have no liability to the corporation or its shareholders for money damages for any actions taken or any failure to take any action, as a director, except liability for: (i) the amount of a financial benefit received by a director to which the director is not entitled; (ii) an intentional infliction of harm on the corporation or the shareholders; (iii) a violation of Oregon or federal law or (iiii) an intentional violation of criminal law.

ATTACHMENT TO ARTICLE 7 OF
ARTICLES OF INCORPORATION
OF
WORLD CREDIT INSTITUTE, INC.

SECTION I

CAPITAL STOCK

Section 1. Total Number of Shares, Classes, Par Value. The corporation is authorized to issue two classes of shares. The Corporation has authority to issue 25,000,000 shares of Common Stock with a par value of ten dollars ($10.00) per share and 25,000,000 shares of Preferred Stock with a par value of ten dollars ($10.00) per share. Shares of stock may be issued from time to time for such consideration as shall be determined by the board of directors provided that the consideration received for Preferred Stock shall be no less than $10.00 per share. The value of any property received in full or partial payment for the respective shares shall be as conclusively determined by the board of directors.

Section 2. Rights and Restrictions of the Classes of Stock. The powers preferences and rights and the qualifications, limitations and restrictions of the classes of stock are as follows:

(a) Dividends. The holders of Preferred Stock shall be entitled to receive dividends, as declared by the board of directors, from any corporate assets at the time legally available for this purpose, payable in cash quarterly or at such intervals and on such dates as the board of directors may from time to time decide. Dividends on the Preferred Stock shall (i) accrue from the date of issuance of the shares, whether or not earned or declared, (ii) be payable before any dividends before any dividends on Common Stock are paid, declared or set apart, and (iii) be cumulative, so that if dividends required to be paid under this clause on outstanding shares of Preferred Stock have not been paid or set apart, the amount of any such deficiency shall be paid or set apart for payment, but without interest, before any distribution, by dividend or otherwise, is declared, paid on, or set apart for the Common Stock. In addition to the cumulative preferential dividend set forth above, at the same time any distribution shall be paid on, or declared and set apart for Common Stock, a distribution shall be paid on, declared and set apart for the Preferred Stock on the basis that each share of Preferred Stock shall receive a distribution equal to the distribution on each share of Common Stock. In case the Corporation shall at any time subdivide the outstanding shares of Common Stock, or shall issue a stock dividend on its outstanding Common Stock, the dividend rights of a share of Preferred Stock under this section in effect immediately prior to such subdivision or the issuance of such dividend shall be proportionately increased, and in case the corporation shall at any time combine the outstanding shares of Common Stock, the dividend rights of a share of Preferred Stock in effect immediately prior to such combination shall be proportionately decreased, effective at the close of business on the date of such subdivision, dividend or combination, as the case may be. For purposes of this Subsection (a), unless the context otherwise requires, "distribution" shall mean the transfer of cash or property without consideration, whether by way of dividend or otherwise, or the purchase or redemption of shares of this corporation for cash or property.

(b) Participation in Assets on Dissolution. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the holders of shares of the Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the corporation available for distribution to its stockholders, whether from capital, surplus or earnings, before any payment shall be made in respect of the corporation's Common Stock, an amount equal to ten dollars ($10.00) per share, plus all declared and unpaid dividends thereon to the date fixed for distribution. After setting apart or paying in full the preferential amounts due the holders of the Preferred Stock, the remaining assets of the Corporation available for distribution to stockholders, if any, shall be distributed to the holders of Common Stock, each such issued and outstanding share of Common Stock entitling the holder thereof to receive an equal proportion of said remaining assets. If upon liquidation, dissolution, or winding up of the Corporation, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of the Preferred Stock the full amounts to which they are respectively entitled, the holders of the Preferred Stock shall share ratably in any distribution of assets according to the respective amounts which would be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full. The merger or consolidation of the corporation into or with another corporation in which this Corporation shall not survive and the shareholders of this corporation shall own less than 50 percent of the voting securities of the surviving corporation or the sale, transfer or lease (but not including a transfer or lease by pledge or mortgage to a bona fide lender) of all or substantially all of the assets of the corporation shall be deemed to be a liquidation, dissolution or winding up of the corporation as those terms are used in this Subsection (b).

(c) Voting Rights. Except as otherwise provided by these Articles of Incorporation, or as required by law, the holders of shares of Common Stock shall have exclusive voting rights and powers. Each share of Common Stock shall have one vote on all matters on which shareholders are entitled to vote under the law and under these Articles of Incorporation. There is no right to cumulate votes for directors by either the holders of Common Stock or as hereafter provided, in certain circumstances by the holders of shares of Preferred Stock. If at any time dividends on the Preferred Stock shall be in arrears for eight or more quarterly periods, whether or not consecutive, then the holders of the Preferred Stock, voting separately as a class, and to the exclusion of the holders of shares of Common Stock, shall be entitled at any annual meeting of the stockholders or any special meeting at which directors are to be elected to elect a majority of the board of directors. Each holder of Preferred Stock shall have one vote for each share of stock so held. These rights to elect directors shall continue until all dividends accrued on the Preferred Stock have been paid or set apart, at which time the right of the holders of Preferred Stock to elect directors shall cease, and exclusive voting rights and powers shall revert to the holders of the Common Stock unless there is a further default in payment of dividends on the Preferred Stock in which event the special voting rights of the Preferred Stock set out above shall resume.

M 27-42-87

SECTION II

ASSESSMENT OF STOCK

A purchaser of shares of Capital Stock from the corporation is not liable to the corporation or its creditors with respect to the shares except to pay the consideration for which the shares were authorized to be issued as provided in Section I, above. The determination by the board of directors is conclusive and when the corporation receives the consideration for which the board of directors authorized the issuance of shares, the shares issued for the consideration are fully paid and nonassessable. A shareholder is not personally liable for the acts or debts of the corporation, except shareholders that accept an unlawful distribution knowing it was made in violation of the law, may be required to return such distribution.

EXHIBIT B

BYLAWS OF INFORM, INC.

BYLAWS

OF

inFORM, Inc.

TABLE OF CONTENTS

BYLAWS

OF

inFORM, Inc.

an Oregon Corporation

ARTICLE 1

OFFICES

1.01. Principal Executive Office.

The principal executive office of the corporation is located at:

391 N.W. 179th Avenue, Aloha, Oregon 97006

1.02. Other Offices.

The corporation may also have offices at any other places, within or without the State of Incorporation, where the corporation is qualified to do business, as the Board of Directors may from time to time designate or the business of the corporation may require.

ARTICLE 2

DIRECTORS

2.01. Definitions.

(a) As used in these Bylaws, the word "Board" means the Board of Directors of the corporation.

(b) "Directors," as used in these bylaws in relation to any power or duty requiring collective action, means the Board of Directors of the corporation.

2.02. Responsibility of Board.

Subject to the provisions of the general corporation law and to any limitations in the Articles of Incorporation relating to action required to be approved by the shareholders, or by the outstanding shares, business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors. The Board may delegate the management of the day-to-day operation of the business of the corporation to a management company or other person provided that the business and affairs of the corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the Board.

2.03. Number of Directors.

The number of directors of the corporation shall be determined by shareholders vote, but no less than one director for each shareholder for up to three shareholders.

2.04. Election and Term of Office.

Directors shall be elected at each annual meeting of shareholders to hold office until the next annual meeting. Each director, including a director elected to fill a vacancy (see Paragraph 2.07 of these Bylaws), shall hold office until the expiration of the term for which he or she was elected and until a successor has been elected and qualified.

2.05. Resignation.

Any director may resign effective on giving written notice to the Board Chairperson, the President, the Secretary, or the Board of Directors of the corporation, unless the notice specifies a later time for the effectiveness of the resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

2.06. Vacancy.

(a) A vacancy on the Board occurs when any authorized position of director is not filled by a duly elected director, whether caused by death, resignation, removal, change in the authorized number of directors (by the Board or the shareholders), or otherwise.

If a corporation has not issued shares and all the directors resign, die, or become incompetent, the court of competent jurisdiction for the State of Incorporation may appoint directors of the corporation on application by any party in interest.

(b) Declaration of Vacancy. The Board may declare vacant the office of a director who has been declared of unsound mind by an order of court or convicted of a felony.

(c) Removal of Director by Shareholders. Any or all of the directors may be removed without cause if removal is approved by the outstanding shares, subject to the following:

(1) No director may be removed (unless the entire Board is removed) when the votes cast against removal, or not consenting in writing to that removal, would be sufficient to elect that director if voted cumulatively at an election at which the same total number of votes were cast (or, if action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of the director's most recent election were then being elected; and

(2) When by the provisions of the Articles the holders of the shares of any class or series, voting as a class or series, are entitled to elect one or more directors, any director so

selected may be removed only by the applicable vote of the holders of the shares of that class or series.

(d) Reduction of Authorized Number of Directors. Any reduction of the authorized number of directors does not remove any director prior to the expiration of the director's term of office.

(e) Provisions Exclusive. Except as provided in subparagraphs (a) through (d) of this Paragraph 2.06, no director may be removed from office prior to the expiration of the director's term of office.

2.07. Vacancies.

(a) Filling Vacancies by Board. Except as otherwise provided in the Articles or in these Bylaws, and except for a vacancy created by the removal of a director as provided in Paragraph 2.06, vacancies on the Board may be filled by approval of the Board or, if the number of directors then in office is less than a quorum, by (1) the unanimous written consent of the directors then in office; (2) the affirmative vote of a majority of the directors then in office at a meeting held pursuant to notice or waivers of notice complying with general corporations law; or (3) a sole remaining director.

(b) Filling Vacancies by Shareholders. Unless the Articles or a bylaw adopted by the shareholders provide that vacancies occurring in the Board by reason of the removal of directors may be filled by the Board, those vacancies may be filled only by approval of the shareholders. Moreover, the shareholders may elect a director at any time to fill any vacancy not filled by the directors. Any election of directors by written consent shall require the consent of a majority of the outstanding shares entitled to vote; provided, however, that no director shall be elected by written consent to fill a vacancy created by removal of any director except by the unanimous written consent of all shares entitled to vote for the election of directors.

(c) By Special Meeting. If, after the filling of any vacancy by the directors, the directors then in office who have been elected by the shareholders shall constitute less than a majority of the directors then in office, any holder or holders of an aggregate of 5 percent or more of the total number of shares at the time outstanding having the right to vote for the directors may call a special meeting of the shareholders, or apply to a court of competent jurisdiction for the State of Incorporation, for an order that a special meeting be held to elect the entire Board. The term of office of any director not elected by the shareholders shall terminate on a successor election

2.08. Call of Meetings.

Meetings of the Board may be called by the Board Chairperson, or the President, or any Vice President, or the Secretary, or any two directors of the corporation.

2.09. Place of Meetings.

Meetings of the Board may be held at any place within or without the State of Incorporation that has been designated in the notice of the meeting or, if not stated in the notice or if there is no notice, designated by resolution of the Board, and if not so designated, then at the principal executive office of the corporation.

Meetings of the Board may be held in other locations as may be determined from time to time by the Board, but in no event shall any Board meeting be held outside of the territorial limits of the United States of America or its possessions. This restriction is to ensure strict compliance with United States securities regulations, applicable federal and state tax laws, and other applicable state and federal laws.

2.10. Time of Regular Meetings.

Regular meetings of the Board of Directors shall be held on the fifteenth day of the second calendar month of each calendar quarter, commencing at the hour of 2 p.m.

2.11. Notice of Meetings.

Regular meetings of the Board may be held without notice. Special meetings shall be held on four days' notice by first-class mail, postage prepaid, or 48 hours' notice delivered personally or by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, telegraph, facsimile, electronic mail, or other electronic means. The notice need not specify the purpose of the meeting.

2.12. Waiver of Notice.

Notice of any meeting need not be given to any director who signs a waiver of notice, or a consent to holding the meeting or an approval of the minutes of the meeting, whether before or after the meeting, or who attends the meeting without protesting, prior to the meeting or at its commencement, the lack of notice to the director. Any waiver of notice need not specify the purpose of the meeting. All waivers, consents, and approvals of minutes shall be filed with the corporate records or made a part of the minutes of the meeting to which they pertain.

2.13. Quorum.

A majority of the authorized number of directors constitutes a quorum of the Board for the transaction of business. The directors must be present at the meeting to constitute a quorum.

2.14. Transactions of Board.

Except as otherwise provided in the Articles of Incorporation or in these Bylaws, every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present is the act of the Board, subject to the provisions of Paragraphs 2.23 and 2.28 of these Bylaws.

2.15. Withdrawal of Quorum.

Any meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for the meeting.

2.16. Adjournment.

A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place.

2.17. Notice of Adjournment.

If the meeting is adjourned for more than 24 hours, however, notice of the adjournment to another time or place must be given prior to the time of the adjourned meeting to the directors who were not present at the time of the adjournment.

2.18. Conduct of Meetings.

At every meeting of the Board, the Board Chairperson or, in the Chairperson's absence, the President of the corporation or, in the President's absence, the Vice President designated by the President, or, in the absence of a designation, a chairperson chosen by a majority of the directors present shall preside. The Secretary of the corporation shall act as Secretary of the Board. In the event the Secretary is absent from any meeting, the Chairperson may appoint any person to act as secretary of the meeting.

2.19. Telephone Participation.

Members of the Board may participate in any meeting through use of conference telephone, electronic video screen communication, or other communications equipment, whenever the board authorizes this type of participation by adopting a resolution. The resolution must require that the corporation (1) verify the identity of any director communicating by telephone, electronic video screen, or other communication equipment and that director's right to participate in the board meeting, and (2) verify that all statements, questions, actions, and votes made by telephone, electronic video screen, or other communications equipment were made by that director and not by someone not permitted to participate as a director.

Participation in a meeting pursuant to this Paragraph constitutes presence in person at the meeting if all the following are true:

(1) Each board member participating in the meeting can communicate with all of the other members concurrently.

(2) Each member is provided the means of participating in all matters before the board, including the capacity to propose, or interpose an objection, to a specific action to be taken by the corporation.

(3) The board adopts a resolution pursuant to this Paragraph.

2.20. Action without Meeting.

Any action required or permitted to be taken by the Board may be taken without a meeting, if all members of the Board individually or collectively consent in writing to the action. The written consent or consents must be filed with the minutes of the proceedings of the Board. Action by written consent has the same force and effect as a unanimous vote of the directors.

2.21. Duties of Directors.

(a) Each director shall perform the duties of a director, including duties as a member of any committee of the Board on which the director may serve, in good faith, in a manner the director believes to be in the best interests of the corporation and with the care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances.

(b) In performing his or her duties each director shall be entitled, so long as he or she acts in good faith after reasonable inquiry when the need for it is indicated by the circumstances and without knowledge that would cause the reliance to be unwarranted, to rely on information, opinions, reports, or statements, including financial statements and other financial data, in each case prepared or presented by:

(1) One or more officers or employees of the corporation whom the director believes to be reliable and competent in the matters presented.

(2) Counsel, independent accountants, or other persons regarding matters that the director believes to be within the person's professional or expert competence.

(3) A committee of the Board on which the director does not serve, regarding matters within its designated authority, which committee the director believes to merits confidence.

(c) A person who performs the duties of director in accordance with subparagraphs (a) and (b) of this Paragraph 2.21 will have no liability based on any alleged failure to discharge the person's obligation as a director.

2.22. Compensation.

Directors shall receive the compensation for their services and reimbursement for their expenses as shall be determined from time to time by resolution of the Board. Any director may serve the corporation in any other capacity as an officer, agent, employee, or otherwise and receive compensation for that service.

2.23. Transactions with Corporation.

(a) No contract or other transaction between the corporation and one or more of its directors, or between the corporation and any corporation, firm, or association in which one or more of the directors of this corporation has a material financial interest, is either void or voidable because the director or directors or the other corporation, firm, or association are parties or because the director or directors are present at the meeting of the Board or Board committee that authorizes, approves, or ratifies the contract or transaction, if:

(1) The material facts regarding the transaction and regarding the director's interest are fully disclosed or known to the shareholders and the contract or transaction is approved by the shareholders, in good faith, and the shares owned by the interested director or directors are prohibited from voting on the contract or transaction.

(2) The material facts regarding the transaction and regarding the director's interest are fully disclosed or known to the Board or Board committee, and the Board or Board committee authorizes, approves, or ratifies the contract or transaction in good faith by a vote sufficient without counting the vote of the interested director or directors and the contract or transaction is just and reasonable as to the corporation at the time it is authorized, approved, or ratified.

(3) Regarding contracts or transactions not approved as provided in clauses (1) and (2), above, of this subparagraph (a), the person asserting the validity of the contract or transaction sustains the burden of proving that the contract or transaction was just and reasonable with regard to the corporation at the time it was authorized, approved, or ratified.

A mere common directorship does not constitute a material financial interest within the meaning of the above provisions. Nor is a director interested within the meaning of the above provisions in a resolution fixing the compensation of another director as a director, officer, or employee of the corporation, notwithstanding the fact that the first director is also receiving compensation from the corporation.

(b) No contract or other transaction between the corporation and any corporation or association of which one or more of the directors of this corporation are directors is either void or voidable because the director or directors are present at the Board or Board committee meeting that authorizes, approves, or ratifies the contract or transaction, if:

(1) The material facts regarding the transaction and regarding the director's other directorship are fully disclosed or known to the Board or Board committee, and the Board or Board committee authorizes, approves, or ratifies the contract or transaction in good faith by a vote sufficient without counting the vote of the common director or directors.

(2) As to contracts or transactions not approved as provided in clause (1) of this subparagraph (b), the contract or transaction is just and reasonable as to the corporation at the time it is authorized, approved, or ratified.

(c) Interested or common directors may be counted in determining the presence of a quorum at a meeting of the Board or Board committee that authorizes, approves, or ratifies a contract or transaction.

2.24. Liability of Directors.

(a) Subject to the provisions of Paragraph 2.21 of these Bylaws, directors who approve any of the following corporate actions will be jointly and severally liable to the corporation for the benefit of all of the creditors or shareholders entitled to institute an action.

(1) The making of any distribution to its shareholders.

(2) The distribution of assets to shareholders after institution of dissolution proceedings of the corporation, if any, without paying or adequately providing for all known liabilities of the corporation, excluding any claims not filed by creditors within the time limit set in the notice given to creditors.

(3) The making of any loan or guaranty.

(b) A director who is present at a meeting of the Board, or any Board committee, at which action specified in subparagraph (a) of this Paragraph 2.24 is taken and who abstains from voting will be considered to have approved the action.

(c) Directors liable under this Paragraph of these Bylaws shall be entitled to be subrogated to the rights of the corporation:

(1) With regard to clause (1) of subparagraph (a) of this Paragraph 2.24, against shareholders who received the distribution.

(2) With regard to clause (2) of subparagraph (a) of this Paragraph 2.24, against shareholders who received the distribution of assets.

(3) With regard to clause (3) of subparagraph (a) of this Paragraph 2.24, against the person who received the loan or guaranty.

2.25. Power to Indemnify.

(a) The corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that that person is or was an agent of the corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with that proceeding if the person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of that person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or that the person had reasonable cause to believe was unlawful.

(b) The corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually and reasonably incurred by the person in connection with the defense or settlement of that action if that person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders. No indemnification shall be made for any of the following:

(1) Any claim, issue, or matter for which any person has been adjudged liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless and only to the extent that the court where the proceeding was or is pending determines on application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses, and then only to the extent that the court determines;

(2) Amounts paid in settling or otherwise disposing of a threatened or pending action, with or without court approval; or

(3) Expenses incurred in defending a threatened or pending action that is settled or otherwise disposed of without court approval.

2.26. Expenses of Successful Agent.

To the extent that an agent of this corporation has been successful on the merits in the defense of any proceeding referred to in Paragraph 2.25 or in defense of any claim, issue, or matter specified in that paragraph, the agent will be indemnified against expenses actually and reasonably incurred by the agent in connection with the matter.

2.27. Determination That Indemnification Is Proper.

Except as provided in Paragraph 2.26, any indemnification under these Bylaws will be made by the corporation only if authorized in the specific case, on a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth in Paragraph 2.21 by:

(a) A majority vote of a quorum consisting of directors who are not parties to that proceeding;

(b) If a quorum of directors is not obtainable, by independent legal counsel in a written opinion;

(c) Approval of the shareholders, and the shares owned by the person to be indemnified are not entitled to vote on the matter; or

(d) The court where that proceeding is or was pending on application made by the corporation or the agent or the attorney or other person rendering services in connection with the defense, whether or not the application by the agent, attorney, or other person is opposed by the corporation.

2.28. Advance of Expenses.

Expenses incurred in defending any proceeding may be advanced by the corporation before the final disposition of that proceeding on receipt of an undertaking by or on behalf of the agent to repay that amount if it is determined ultimately that the agent is not entitled to be indemnified as authorized in these Bylaws. An advancement of expenses under this Paragraph does not violate the prohibition against corporate loans to officers or result in any liability to any director approving the advancement under Paragraph 2.24.

2.29. Nonexclusive Provisions.

The indemnification authorized by these Bylaws shall not be deemed exclusive of any additional rights to indemnification for breach of duty to the corporation and its shareholders while acting in the capacity of a director or officer of the corporation to the extent the additional rights to indemnification are authorized in an article provision adopted. The indemnification provided by these Bylaws for acts, omissions, or transactions while acting in the capacity of, or while serving as, a director or officer of the corporation but not involving breach of duty to the corporation and its shareholders shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, to the extent the additional rights to indemnification are authorized in the Articles. The rights to indemnity shall continue for a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of the person. Nothing contained in this Paragraph shall affect any right to indemnification to which persons other than the directors and officers may be entitled by contract or otherwise.

2.30. Limitation on Indemnification.

No indemnification or advance shall be made under these Bylaws, except as provided in Paragraph 2.27 in any circumstance in which it appears:

(a) That it would be inconsistent with a provision of the Articles, these Bylaws, a resolution of the shareholders, or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, that prohibits or otherwise limits indemnification; or

(b) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

2.31. Insurance.

The corporation shall have power to purchase and maintain insurance on behalf of any agent against any liability asserted against or incurred by the agent in that capacity or arising out of the agent's status as an agent, whether or not the corporation would have power to indemnify the agent against that liability under the provisions of these Bylaws.

The fact that the corporation owns all or a portion of the shares of the company issuing a policy of insurance shall not affect the corporation's power to purchase and maintain that insurance in the following circumstances: (1) if authorized in the corporation's articles, any policy issued is limited to the extent provided by law; or (2) the company issuing the policy is organized, licensed, and operated in a manner that complies with the insurance laws and regulations applicable to its jurisdiction of organization; that company provides procedures for processing claims that do not permit it to be subject to the direct control of the corporation that purchased the policy; and the policy provides for some manner of risk sharing between the issuer and purchaser of the policy, and some unaffiliated person or persons. Risk sharing may be undertaken by providing for more than one unaffiliated owner of the company issuing the policy, or by providing that a portion of the coverage furnished will be obtained from some unaffiliated insurer or reinsurer.

2.32. Board Committees.

(a) Authority to Appoint. The Board may, by resolution adopted by a majority of the authorized number of directors, designate one or more committees, each consisting of two or more directors, to serve at the pleasure of the Board. The Board may designate one or more directors as alternate members of any committee, who may replace any absent member at any meeting of the committee. The appointment of members or alternate members of a committee shall require the vote of a majority of the authorized number of directors.

(b) Authority of Committee. Any committee referred to in subparagraph (a) of this Paragraph 2.32, to the extent provided in the Board resolution or in these Bylaws, shall have all the authority of the Board, except with regard to:

(1) The approval of any action for which the general corporation law also requires shareholders' approval.

(2) The filling of vacancies on the Board or in any committee.

(3) The fixing of compensation of the Directors for serving on the Board or on any committee.

(4) The amendment or repeal of these Bylaws or the adoption of new bylaws.

(5) The amendment or repeal of any resolution of the Board that, by its express terms, is not so amendable or repealable.

(6) A distribution to the shareholders of the corporation except at a rate or in a periodic amount or within a price range determined by the Board.

(7) The appointment of other committees of the Board or the members of the Board.

(c) Applicability of Other Paragraphs. The provisions of Paragraphs 2.08-2.17, inclusive, and of Paragraphs 2.19 and 2.20 of this Article II apply to the committees.

2.33. Decisions and Policy Making.

In order to ensure strict compliance with United States securities law and regulations, federal and state tax laws, as well as general corporation law, the formative process leading to the ultimate decision making for the corporation must originate from within the territorial limits and under the jurisdiction of the United States of America or its possessions. The formative process shall include formative and creative planning by top company management, on the board or committee level, with respect to corporate goals, project planning, business tactics, venture strategy, concept development, as well as other major decisions affecting the direction and execution of corporate policy.

ARTICLE 3

DETERMINING SHAREHOLDERS OF RECORD

3.01. Record Date.

(a) Record Date Fixed by Board. In order that the corporation may determine the shareholders entitled to notice of any meeting or to vote, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights regarding any other lawful action, the Board may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of the meeting nor more than 60 days before any of the other aforementioned actions.

(b) Record Date Not Fixed. If no record date is fixed:

(1) The record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

(2) The record date for determining shareholders entitled to give consent to corporate action in writing without a meeting (see Paragraph 4.16), when no prior action by the Board has been taken, shall be the day on which the first written consent is given.

(3) The record date for determining shareholders for any other purpose shall be the close of business on the day on which the Board adopts the resolution relating to the record date, or the sixtieth day before the date of the other action, whichever is later.

(c) Record Date for Adjourned Meeting. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting unless the Board fixes a new record date for the adjourned meeting. The Board must, however, fix a new record date if the meeting is adjourned for more than 45 days from the date set for the original meeting.

(d) Rights of Shareholders of Record. Shareholders at the close of business on the record date are entitled to notice and to vote or to receive the dividend, distribution, or allotment of rights, or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date, except as otherwise provided in the Articles or by agreement or in the general corporation law.

ARTICLE 4

SHAREHOLDERS' MEETINGS

4.01. Place of Meetings.

Meetings of shareholders shall be held at any place within or without the State of Incorporation designated in the notice of the meeting or by resolution of the Board of Directors. In the absence of any designation or resolution, shareholders' meetings shall be held at the principal executive office of the corporation.

Meetings of Shareholders may be held in other locations as may be determined from time to time by the Board.

4.02. Annual Meeting.

(a) Time of Meeting; Business Transacted. The annual meeting of shareholders shall be held on the first Tuesday of February of each year, at the hour of 10:00 a.m., provided, however, that if the day falls on a legal holiday, the meeting shall be held at the same time on the next day that is not a legal holiday. At the meetings directors shall be elected, reports on the affairs of the corporation shall be considered, and any other proper matter may be presented and business transacted that is within the power of the shareholders.

(b) Failure to Hold. If there is a failure to hold the annual meeting for a period of 60 days after the date designated for the meeting as provided in subparagraph (a) of this Paragraph 4.02, any shareholder may apply to a court of the county in which the corporation's principal executive office is located for an order compelling the corporation to hold the meeting. The shares represented at the meeting so held, either in person or by proxy, and entitled to vote at the meeting shall constitute a quorum for the purpose of the meeting, despite any provision of the Articles, these Bylaws, or the general corporation law to the contrary.

4.03. Notice of Meetings.

(a) Notice of Meetings. Whenever shareholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given to each shareholder entitled to vote at the meeting, subject to the provisions of subparagraph (f) of this Paragraph 4.03.

(b) Method of Giving Notice of Meeting. Notice of a shareholders' meeting shall be given either personally or by mail, postage prepaid, or other means of written communication, addressed to the shareholder at the address of the shareholder appearing on the books of the corporation or given by the shareholder to the corporation for the purpose of notice; or if no address appears or is given, at the place where the principal executive office of the corporation is located or by publication at least once in a newspaper of general circulation in the county in which the principal executive office is located. The notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of written communication.

If any notice addressed to the shareholder at the address of the shareholder appearing on the books of the corporation is returned to the corporation by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it to the shareholder at the address, all future notices shall be deemed to have been duly given without further mailing if the notices are available to the shareholder on written demand of the shareholder at the principal executive office of the corporation for a period of one year from the date of the giving of the notice to all other shareholders.

(c) Time of Notice. Notice of any meeting of the shareholders will be sent by first-class mail to each shareholder entitled to the notice not less than 10 nor more than 60 days before the date of the meeting; provided, however, that at any time that this corporation has outstanding shares held of record by 500 or more persons on the record date for the shareholders' meeting, notice may be sent by third-class mail if sent not less than 30 days before the date of the meeting.

(d) Contents of Notice. The notice of any meeting of the shareholders shall state the place, date, and hour of the meeting and: (1) in the case of a special meeting, the general nature of the business to be transacted, and no other business may be transacted; or (2) in the case of the annual meeting, those matters that the Board, at the time of the mailing of the notice, intends to present for action by the shareholders, but any proper matter may be presented at the meeting for the action, provided, however, that any shareholder approval at a meeting, other than unanimous approval by those entitled to vote, shall be valid only if the general nature of the proposal so approved was stated in the notice of meeting or in any written waiver of notice. The notice of any meeting at which directors are to be elected must include the names of nominees intended at the time of the notice to be presented by management for election.

(e) Notice of Adjourned Meeting. When a shareholders' meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, provided, however, that if the adjournment is for more than 45 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting must be given to each shareholder of record entitled to vote at the meeting. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting.

(f) Waiver of Notice and Other Defects. The transactions of any meeting of shareholders, however called and noticed and wherever held, are as valid as though made at a meeting duly held after regular call and notice, if a quorum (see Paragraph 4.05 of these Bylaws) is present either in person or by proxy and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy, signs a written waiver of notice, or a consent to the holding of the meeting, or an approval of the minutes of the meeting. All waivers, consents, and approvals must be filed with the corporate records or made a part of the minutes of the meeting. Except as provided in subparagraph (d) of this Paragraph 4.03 and unless otherwise provided in the Articles, neither the business to be transacted nor the purpose of any regular or special meeting of shareholders need be specified in any written waiver of notice, consent to the holding of the meeting, or approval of the minutes of the meeting.

Attendance by a person at any meeting also constitutes a waiver of notice to that person if he or she fails to object at the beginning of the meeting to the transaction of business because the meeting was not lawfully called or convened, but attendance does not constitute a waiver of the right to object to the consideration of matters required to be included in the notice but not so included if the objection is expressly made at the meeting.

4.04. Special Meetings.

(a) Calling of Special Meetings. On request in writing to the Board Chairperson, or the President, or a Vice President, or the Secretary of the corporation by any person (other than the Board) entitled to call a special meeting of shareholders, the officer immediately must cause notice to be given to the shareholders entitled to vote that a meeting will be held at a time requested by the person or persons calling the meeting, not less than 35 nor more than 60 days after receipt of the request. If the notice is not given within 20 days after receipt of the request, the persons entitled to call the meeting may give the notice or they may apply to an appropriate court of the county in which the principal executive office of the corporation is located or an order, after notice to the corporation giving it an opportunity to be heard, summarily ordering the giving of the notice.

(b) Persons Entitled to Call Special Meetings. Special meetings of the shareholders may be called by the Board of Directors, the Board Chairperson, the President, or the holders of shares entitled to cast not less than 10 percent of the votes at the meeting.

4.05. Quorum of Shareholders.

(a) Quorum of Shareholders. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders, provided, however, that whenever shares are disqualified from voting on any matter, they shall not be considered outstanding for the determination of a quorum at any meeting to act on that matter under any other provision of corporate law of the State of Incorporation Articles or these Bylaws.

(b) Loss of Quorum. The shareholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment despite the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

(c) Adjournment for Lack of Quorum. In the absence of a quorum, any meeting of shareholders may be adjourned from time to time by the vote of a majority of the shares represented either in person or by proxy, but no other business may be transacted, except as provided in subparagraph (b) of this Paragraph 4.05.

4.06. Effect of Vote.

If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on any matter shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by corporate law of the State of Incorporation or the Articles, and except as provided in subparagraph (a) of Paragraph 4.05 of these Bylaws, provided, however, that whenever shares are disqualified from voting on any matter, they shall not be considered outstanding for the determination of the required vote to approve action on that matter under any other provision of the general corporation law or the Articles or these Bylaws.

4.07. Election of Directors.

Elections for directors need not be by ballot unless a shareholder demands election by ballot at the meeting and before the voting begins. In any election of directors, the candidates receiving the highest number of votes of the shares entitled to be voted for them up to the number of directors to be elected by the shares are elected.

4.08. Votes Per Share- Voting of Fractional Shares.

Except as provided in Paragraph 4.09 and except as may otherwise be provided in the Articles, each outstanding share or fraction of a share shall be entitled to one vote on each matter submitted to a vote of shareholders.

4.09. Voting Multiple Shares.

Any holder of shares entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, other than elections to office, but, if the shareholder fails to specify the number of shares being voted affirmatively, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares the shareholder is entitled to vote.

4.10. Cumulative Voting.

Every shareholder entitled to vote at any election of directors may cumulate votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the shareholder's shares are entitled, or distribute them on the same principle among as many candidates as the shareholder thinks fit. But no shareholder shall be entitled to cumulate votes (i.e., cast for any one or more candidates a number of votes greater than the number of the shareholder's shares) unless the candidate's or candidates' names have been placed in nomination before the voting and the shareholder has given notice at the meeting before the voting of the shareholder's intention to cumulate votes. If any one shareholder has given the notice, all shareholders may cumulate their votes for candidates in nomination.

4.11. Voting of Shares by Fiduciaries.

(a) Voting of Shares by Fiduciaries. The rights of the persons and entities specified in this section to vote shares are governed by the provisions of this Paragraph of the Bylaws.

(b) Personal Representative. Except as provided in subparagraph (i) of this Paragraph 4.11, shares held by an administrator, executor, guardian, conservator, or custodian may be voted by the holder either in person or by proxy, without a transfer of the shares into the holder's name.

(c) Trustee. Shares standing in the name of a trustee may be voted by the trustee, either in person or by proxy, but no trustee shall be entitled to vote shares so held without a transfer of them into the trustee's name.

(d) Receiver. Shares standing in the name of a receiver may be voted by the receiver. Shares held by or under the control of a receiver may be voted by the receiver without the shares being transferred into the receiver's name if authority to vote them is contained in the court order appointing the receiver.

(e) Pledgee. Subject to the provisions of Paragraph 4.12 of these Bylaws and except where otherwise agreed in writing between the parties, a shareholder whose shares are pledged shall be entitled to vote the shares until they have been transferred into the name of the pledgee, thereafter the pledgee shall be entitled to vote the shares so transferred.

(f) Minor. Shares standing in the name of a minor may be voted and the corporation may treat all rights incident to the shares as exercisable by the minor, in person or by proxy, whether or not the corporation has notice, actual or constructive, of the minority, unless a guardian of the minor's property has been appointed and written notice of the appointment given to the corporation.

(g) Corporation. Shares standing in the name of another corporation, domestic or foreign, may be voted by the officer, agent, or proxyholder as the bylaws of the other corporation may prescribe or, in the absence of a provision, as the board of directors of the other corporation may determine or, in the absence of a determination, by the board chairperson, president, or any vice president of the other corporation, or by any other person authorized to do so by the board chairperson, president, or any vice president of the other corporation. Shares that are purported to be voted or any proxy purported to be executed in the name of a corporation (whether or not any title of the person signing is indicated) shall be presumed to be voted or the proxy executed in accordance with the foregoing provisions, unless the contrary is shown.

(h) Subsidiary. Shares of the corporation owned by any subsidiary of the corporation shall not be entitled to vote on any matter.

(i) Corporate Fiduciary. Shares held by the corporation in a fiduciary capacity, and shares of the corporation held in a fiduciary capacity by its subsidiary, if any, shall not be entitled to vote on any matter, except to the extent that the settlor or beneficial owner possesses and exercises a right to vote or to give the corporation binding instructions as to how to vote the shares.

(j) Shares in Names of Two or More Persons. If shares stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, husband and wife as community property, tenants by the entirety, voting trustees, [persons entitled to vote under a shareholder voting agreement,] or otherwise, or if two or more persons (including proxyholders) have the same fiduciary relationship respecting the same shares, unless the Secretary of the corporation is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship where it is so provided, their acts with respect to voting shall have the following effect:

(1) If only one votes, the act binds all.

(2) If more than one vote, the act of the majority so voting binds all.

(3) If more than one vote, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionately.

If the instrument so filed or the registration of the shares shows that any tenancy is held in unequal interests, a majority or even split for the purpose of the above shall be a majority or even split in interest.

4.12. Proxies.

(a) Authorization. Every person entitled to vote shares may authorize another person or persons to act by proxy with respect to the shares. Except as otherwise provided by written agreement between the parties, the recordholder of shares that a person holds as pledgee or otherwise as security or that belong to another must issue to the pledgor or to the owner of the shares, on demand and payment of necessary expenses, a proxy to vote or take other action on the shares.

(b) Presumptive Validity. Any proxy purporting to be executed in accordance with this Paragraph 4.12 shall be presumptively valid.

(c) Duration of Proxy. No proxy shall be valid after the expiration of 11 months from the date of the proxy unless otherwise provided in the proxy. Every proxy continues in full force and effect until revoked by the person executing it before the vote for which the proxy was issued, except as provided in subparagraphs (f) and (g) of this Paragraph 4.12. The dates contained on the forms of proxy presumptively determine the order of execution, regardless of the postmark dates on the envelopes in which they are mailed.

(d) Death or Incapacity of Maker. A proxy is not revoked by the death or incapacity of the maker, unless (except as provided in subparagraph (f) of this Paragraph 4.12), before the vote is counted, written notice of the death or incapacity is received by the corporation.

(e) Revocation of Proxy. Revocation of a proxy is effected by a writing delivered to the corporation stating that the proxy is revoked or by a subsequent proxy executed by, or as to any meeting by attendance at the meeting and voting in person by, the person executing the proxy.

(f) Proxy Providing for Irrevocability. A proxy that states that it is irrevocable is irrevocable for the period specified in the proxy (notwithstanding subparagraph (d) of this Paragraph 4.12) when it is held by any of the following or a nominee of any of the following:

(1) A pledgee.

(2) A person who has purchased or agreed to purchase or holds an option to purchase the shares or a person who has sold a portion of the person's shares in the corporation to the maker of the proxy.

(3) A creditor or creditors of the corporation or the shareholder who extended or continued credit to the corporation or the shareholder in consideration of the proxy if the proxy states that it was given in consideration of the extension or continuation of credit and the name of the person extending or continuing credit.

(4) A person who has contracted to perform services as an employee of the corporation, if a proxy is required by the contract of employment and if the proxy states that it was given in consideration of the contract of employment, the name of the employee, and the period of employment contracted for.

(5) A beneficiary of a trust with regard to shares held by the trust.

(6) A person designated by or under an agreement relating to a voting agreement between shareholders (see subparagraph (a) of Paragraph 4.13 of these Bylaws).

In addition, a proxy may be made irrevocable (notwithstanding subparagraph (d) of this Paragraph 4.12) if it is given to secure the performance of a duty or to protect a title, either legal or equitable, until the happening of events that, by its terms, discharge the obligations secured by it.

(g) When Irrevocable Proxy Is Revocable. Notwithstanding the period of irrevocability specified in the proxy as provided in subparagraph (f) of this Paragraph 4.12, the proxy becomes revocable when the pledge is redeemed, the option or agreement to purchase is terminated, or the seller no longer owns any shares of the corporation or dies, the debt of the corporation or the shareholder is paid, the period of employment provided for in the contract of employment has terminated or the person ceases to be a beneficiary of the trust or the agreement has terminated. A proxy may be revoked, notwithstanding a provision making it irrevocable, by a transferee of shares without knowledge of the existence of the provision unless the existence of the proxy and its irrevocability appears on the certificate representing the shares.

(h) Form of Proxy or Written Consent. Any form of proxy or written consent (see Paragraph 4.16 of these Bylaws) distributed to 10 or more shareholders must, if the outstanding shares are held of record by 100 or more persons afford an opportunity on the proxy or form of written consent to specify a choice between approval and disapproval of each matter or group of related matters intended to be acted on at the meeting for which the proxy is solicited or by the written consent, other than elections to office, and must provide, subject to reasonable specified conditions, that where the person solicited specifies a choice with regard to any matter the shares will be voted in accordance with the specification.

In any election of directors, any form of proxy in which the directors to be voted on are named in the proxy as candidates and that is marked by a shareholder "withhold" or otherwise marked in a manner indicating that the authority to vote for the election of directors is withheld shall not be voted either for or against the election of a director.

Failure to comply with this subparagraph (h) does not invalidate any corporate action taken, but may be the basis for challenging any proxy at a meeting and any shareholder may sue in the superior court to compel compliance with the proxy instructions.

(i) Directors' Determination of Execution and Use of Proxies. The Board of Directors may, in advance of any annual or special meeting of the shareholders, prescribe additional regulations concerning the manner of execution and filing of proxies and the validation of the same, which are intended to be voted at any meeting.

4.13. Voting Trust.

(a) Voting Trust. Shares may be transferred by written agreement to trustees in order to confer on them the right to vote and otherwise represent the shares for the period of time, not exceeding 10 years, as may be specified in the agreement. At any time within two years before the time of expiration of any voting trust agreement as originally fixed or as last extended as provided in this paragraph, one or more beneficiaries under the voting trust agreement may, by written agreement and with the written consent of the voting trustee or trustees, extend the duration of the voting trust agreement with regard to their shares for an additional period not exceeding 10 years from the expiration date of the trust as originally fixed or as last extended as provided in this paragraph. A duplicate of the voting trust agreement and any extension of the agreement must be filed with the Secretary of the corporation and must be open to inspection by a shareholder, a holder of a voting trust certificate, or the agent of either, on the same terms as the record of shareholders of the corporation is open to inspection. These agreements shall be subject to any other restrictions provided by the laws of the State of Incorporation.

(b) Effect of Paragraph. This section of the Bylaws is not intended to invalidate any voting or other agreement among shareholders or any irrevocable proxy meeting the requirements of subparagraph (f) of Paragraph 4.12 of these Bylaws.

4.14. Inspectors of Election.

(a) Appointment. In advance of any meeting of shareholders the Board may appoint inspectors of election to act at the meeting and any adjournment of the meeting. If inspectors of election are not so appointed, or if any persons so appointed fail to appear or refuse to act, the chairperson of any meeting of shareholders may, and on the request of any shareholder or a shareholder's proxy must, appoint inspectors of election (or persons to replace those who so fail or refuse) at the meeting.

(b) Number. The number of inspectors must be either one or three. If the inspector or inspectors are appointed at a meeting on the request of one or more shareholders' or proxies, the majority of shares represented in person or by proxy will determine whether one or three inspectors are to be appointed.

(c) Duties. The inspector or inspectors of election shall:

(1) Determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies.

(2) Receive votes, ballots, or consents.

(3) Hear and determine all challenges and questions in any way arising in connection with the right to vote.

(4) Count and tabulate all votes or consents.

(5) Determine when the polls shall close.

(6) Determine the result of the election.

(7) Do acts as may be proper to conduct the election or vote with fairness to all shareholders.

(8) Perform his, her, or their duties impartially, in good faith, to the best of his, her, or their ability and as expeditiously as is practical.

(d) Decision, Act, or Certificate. If there are three inspectors of election, the decision, act, or certificate of a majority is effective in all respects as the decision, act, or certificate of all. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated in it.

4.15. Conduct of Meetings.

At every meeting of the shareholders, the President of the corporation, or in the President's absence the Vice President designated by the President, or in the absence of a designation a chairperson (who shall be one of the Vice Presidents, if any is present) chosen by a majority in interest of the shareholders of the corporation present in person or by proxy and entitled to vote, shall act as chairperson. The Secretary of the corporation, or in the Secretary's absence an Assistant Secretary, if any, shall act as Secretary of all meetings of the shareholders. The chairperson may appoint another person to act as secretary for any share-holders' meeting only in the absence of the Secretary and all Assistant Secretaries.

4.16. Action Without a Meeting.

(a) When Authorized. Unless otherwise provided in the Articles, any action that may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting where all shares entitled to vote on the matter were present and voted, provided, however, that directors may not be elected by written consent except by the unanimous written consent of all shares entitled to vote for the election of directors.

(b) Notice of Shareholder Approval. Unless the consents of all shareholders entitled to vote have been solicited in writing, notice to those shareholders entitled to vote who have not consented in writing must be given as follows:

(1) Notice of any shareholder approval pursuant relating to contract or transaction between corporation and its director or legal entity in which one or more of its directors has a material financial interest relating to indemnification by corporation of its director, officer, employee, or agent arising out of court, administrative, or investigative proceeding relating to reorganizations, or relating to plan of distribution on dissolution without a meeting by less than unanimous written consent must be given at least 10 days before the consummation of the action authorized by the approval; and

(2) Prompt notice must be given of the taking of any other corporate action approved by shareholders without a meeting by less than unanimous written consent.

(c) Revocation of Consent. Any shareholder giving a written consent, or the shareholder's proxyholders, or a transferee of the shares, or a personal representative of the shareholder, or their respective proxyholders, may revoke the consent by a writing received by the corporation before the time that written consents of the number of shares required to authorize the proposed action have been filed with the Secretary of the corporation, but may not do so after the consents have been filed. The revocation is effective on its receipt by the Secretary of the corporation.

ARTICLE 5

OFFICERS

5.01. Number and Titles.

The officers of the corporation shall be a Board Chairperson, a President, a Chief Executive Officer, a Chief Operating Officer, a Secretary, and a Chief Financial Officer who may also be called Treasurer. The corporation may also have, at the discretion of the Board, any other officers that may be appointed in accordance with the provisions of Paragraph 5.03 of this Article. One person may hold two or more offices. In its discretion, the Board of Directors may leave unfilled, for any period it may fix, any office except the offices of President, Secretary, and Chief Financial Officer.

5.02. Appointment.

The officers of the corporation, except those officers that are appointed in accordance with the provisions of Paragraphs 5.03 or 5.05 of this Article, shall be chosen annually by the Board. Each officer shall serve at the pleasure of the Board, subject to any rights that he or she has under any employment contract with the corporation, and shall hold office until the appointment of his or her successor, or until his or her resignation, removal from office pursuant to Paragraph 5.04, or other disqualification.

5.03. Other Officers.

The Board may appoint any officers necessary to enable the corporation to sign instruments and share certificates including one or more Vice Presidents, one or more Assistant Secretaries, and one or more Assistant Treasurers. Each officer shall hold office for the period, have the authority, and perform duties that the Board may, by resolution, from time to time determine.

5.04. Removal and Resignation.

Any officer may be removed, either with or without cause, subject to any rights of the officer under any employment contract with the corporation, by the vote of the Board at any regular or special meeting of the Board, or by the unanimous written consent of the directors then in office without a meeting. Any officer may resign at any time without prejudice to any rights of the corporation under any contract to which the officer is a party by giving written notice to the Board Chairperson, if there is an officer, or to the President, or to the Secretary of the corporation. Any resignation shall take effect on the date the notice is received unless a later effective date is specified, in which case the resignation is effective on the specified date. Unless otherwise specified in the notice, acceptance of the resignation by the Board shall not be necessary to make it effective.

5.05. Vacancies.

If the office of Board Chairperson, President, Chief Executive Officer, Chief Operating Officer, Secretary, or Chief Financial Officer becomes vacant by reason of death, resignation, removal, or otherwise, the Board shall fill it by appointing a successor officer [who shall hold the office for the unexpired term]. If any other office becomes vacant, the Board may, in its discretion, leave it unfilled for any period that it may fix or it may appoint a successor officer to fill the vacancy.

5.06. Board Chairperson.

The Board Chairperson, if there is an officer, shall, if present, preside at all meetings of the Board and exercise and perform any other powers and duties that are assigned to him or her by the Board or prescribed by law or by these Bylaws. When so directed by the Board, the Chairperson shall, with the Secretary or an Assistant Secretary, if any, or the Chief Financial Officer or Assistant Treasurer, if any, sign share certificates. Signatures on the certificates may be facsimile.

5.07. President.

The duties of the President of the corporation shall be devoted solely to administrative functions of the corporation as may be determined by the board. Within this authority and in the course of his or her duties, the President shall:

(a) Meetings. In the absence of the Board Chairperson, the Chief Executive Officer, and Chief Operating Officer, presidet at meetings of the Board.

(b) Share Certificates. Except when otherwise directed by the Board, sign, with the Secretary or an Assistant Secretary, if any, or the Chief Financial Officer or Assistant Treasurer, if any, all share certificates of the corporation. Signatures on the certificates may be facsimile.

(c) Instruments. Sign corporate instruments on behalf of the corporation as necessary to comply with annual reporting requirements for the State of Incorporation to maintain its corporate status in good standing, to sign such other instruments as may be determined by the Board.

5.08. Chief Executive Officer.

Chief Executive Officer. Subject to the supervisory powers, if any, that may be given by the Board to the Board Chairperson, the Chief Executive Officer of the corporation, except as otherwise provided in these Bylaws, shall have: (1) general supervision, direction, and control of the business and officers of the corporation; (2) the general powers and duties of management usually vested in the office of President of a corporation; and (3) any other powers and duties prescribed by the Board or by these Bylaws. Within this authority and in the course of his or her duties, the Chief Executive Officer shall:

(a) Meetings. Preside at all meetings of the shareholders, preside at Board Meetings in the absence of the Board Chairperson, or if there is none, at all meetings of the Board, and be ex officio a member of all Board committees.

(b) Share Certificates. In the absence of the President and, except when otherwise directed by the Board, sign, with the Secretary or an Assistant Secretary, if any, or the Chief Financial Officer or Assistant Treasurer, if any, all share certificates of the corporation. Signatures on the certificates may be facsimile.

(c) Instruments. Sign corporate instruments on behalf of the corporation as provided in Paragraph 6.02 of Article VI of these Bylaws.

(d) Hire and Fire Employees. Subject to direction from the Board, appoint and remove, employ and discharge, and prescribe the duties and fix the compensation of all agents and employees of the corporation other than the officers. These functions may, however, be delegated by the Chief Executive Officer, or the Board, to specified persons in the various levels of management.

(e) Voting Shares of Other Corporations. Unless otherwise directed by the Board and subject to its control, attend in person and, unless prohibited by law, act and vote, on behalf of this corporation, at all meetings of the shareholders of any corporation in which this corporation holds shares.

5.09. Chief Operating Officer.

Subject to the supervisory powers, if any, that may be given by the Board to the Board Chairperson, the Chief Operating Officer of the corporation, except as otherwise provided in these Bylaws, shall have: (1) general supervision, direction, and control of the day to day operations of the corporation; (2) any other powers and duties prescribed by the Board or by these Bylaws. Within this authority and in the course of his or her duties, the Chief Operating Officer shall:

(a) Meetings. In the absence of the Board Chairperson, and Chief Executive Officer, preside at all meetings of the shareholders, preside at Board Meetings, and be ex officio a member of all Board committees.

(b) Instruments. Sign corporate instruments on behalf of the corporation as provided in Paragraph 6.02 of Article VI of these Bylaws.

5.10. Vice President.

Vice President. In the absence or disability of the President, the Vice President, or the Vice Presidents if there are more than one in order of their rank as fixed by the Board, or if not ranked the Vice President designated by the Board, shall perform all the duties of the President and shall for this purpose act within the President's scope of authority. The Vice President or the

Vice Presidents shall have any other powers and perform any other duties prescribed for them respectively by the Board or by these Bylaws.

5.11. The Secretary shall:

(a) Seal. Have custody of the corporate seal and shall affix it in appropriate cases to all corporate instruments.

(b) Records, Reports, and Statements. Have custody of the records of the corporation and ensure that the books, reports, statements, certificates, and all other documents and records required by law are properly kept and filed.

c) Notices. Ensure that all notices are given in accordance with the provisions of these Bylaws or as required by law. In case of the Secretary's absence, disability, or neglect or refusal to act, notice may be given and served or caused to be served by an Assistant Secretary, if any, by the President or a Vice President of the corporation, or by the Board of Directors.

(d) Minutes. Act as Secretary at all meetings of shareholders and of the Board and record, or cause to be recorded, in the minute book all actions taken at those meetings. In case of the Secretary's absence, disability, neglect of duties, or refusal to act, this duty may be performed by an Assistant Secretary, if any, or any other person appointed by the person presiding at the meeting.

(e) Minute Book. Keep a written book of minutes, at the corporation's principal executive office or other place designated by the Board, of all proceedings of the corporation's shareholders, Board, and Board committees, including: the time and place of meeting; whether the meeting was regular or special; the authorization for any special meeting; the type of notice given, the names of the persons attending Board and committee meetings; the number of shares present or represented at shareholder meetings; and the proceedings of the meeting.

(f) Articles of Incorporation. Keep the original or a copy of the Articles of Incorporation, with all amendments in the minute book.

(g) Bylaws. Keep at the corporation's principal executive office the original or a copy of these Bylaws to date, that shall be open to inspection by the shareholders at all reasonable times during office hours.

(h) Record of Shareholders. Keep at the corporation's principal executive office or at the office of its transfer agent or registrar in the State of Incorporation a record of the corporation's shareholders, showing the names and addresses of all shareholders and the number and class of shares held by each.

(i) Certify Records. When requested to do so by the Board, any director individually, a Board Committee, or the President or other officer of this corporation, or when so required by law, certify as a true copy a copy of the Bylaws of the corporation, or of the minutes of any meeting of the incorporators, shareholders, directors, Board committee, or other, or of any resolution adopted by the Board, a Board committee, or the shareholders. This duty may be performed by any Assistant Secretary of the corporation.

(j) Share Certificates. Sign, with the Board Chairperson or the Vice Chairperson, if any, or the President, Chief Executive Officer, or a Vice-President, all share certificates of the corporation. In lieu of signing by the Secretary, the certificates may be signed by an Assistant Secretary, if any, or by the Chief Financial Officer or Assistant Treasurer, if any, of the corporation. Signatures on the certificates may be facsimile.

(k) Exhibit Record of Shareholders. Make the record of shareholders available during usual business hours for inspection and copying:

(1) To any shareholder or shareholders who hold at least 5 percent in the aggregate of the outstanding voting shares of a corporation, or who hold at least 1 percent of those voting shares and who have filed a Schedule 14A with the United States Securities and Exchange Commission relating to the election of directors of the corporation, on five business days' prior written demand on the corporation; and

(2) To any shareholder or holder of a voting trust certification written demand on the corporation for a purpose reasonably related to that holder's interests as a shareholder or holder of a voting trust certificate.

Any inspection and copying under this paragraph may be made in person or by agent or attorney.

(l) Exhibit Minutes to Shareholder. On the written demand on the corporation of any shareholder or holder of a voting trust certificate, make available for inspection at any reasonable time during usual business hours to that shareholder or holder of the voting trust certificate for a purpose reasonably related to that holder's interests as a shareholder or as the holder of that voting trust certificate, or to his or her agent or attorney, the minutes of any proceedings of the shareholders, the Board, or Board committee, or any accounting books and records in the Secretary's custody. This right of inspection includes the right to copy and make extracts.

(m) Exhibit Records to Director. Make available at any reasonable time to any director who requests, or to his or her agent or attorney, for inspection all books, records, and documents of every kind of the corporation that the Secretary is charged by these Bylaws with maintaining or keeping or that are in the Secretary's custody. This right of inspection includes the right to copy and make extracts.

(n) Other Duties. Perform any and all other functions and duties that may be specified in other sections of these Bylaws and any other duties that may from time to time be assigned by the Board.

(o) Absence of Secretary. In case of the Secretary's absence, disability, neglect of duties, or refusal to act, the Assistant Secretary, or if there is none, the Chief Financial Officer acting as Assistant Secretary may perform all of the functions and duties of the Secretary. In case of the absence, disability, neglect of duties, or refusal to act, of the Assistant Secretary or Chief Financial Officer, as the case may be, as well as of the Secretary, then any person authorized by the Chief Executive or Board of Directors shall perform the functions and duties of the Secretary.

5.12. Assistant Secretary.

If the Board appoints one or more Assistant Secretaries, then, at the request of the Secretary or in case of the Secretary's absence or disability, the Assistant Secretary, or, if there is more than one, the Assistant Secretary designated by the Secretary, shall perform all the duties of the Secretary, and shall for this purpose act within the Secretary's scope of authority. The Assistant Secretary or Assistant Secretaries shall also perform any other duties that from time to time may be assigned to them by the Board or by the Secretary.

5.13. Chief Financial Officer.

The Chief Financial Officer shall:

(a) Funds--Custody and Deposit. Have charge and custody of, and be responsible for, all funds and securities of the corporation, and deposit all funds in the name of the corporation in the banks, trust companies, or other depositaries selected by the Board.

(b) Funds--Receipt. Receive, and give receipt for, moneys due and payable to the corporation from any source whatever.

(c) Funds--Disbursement. Disburse or cause to be disbursed, the funds of the corporation as may be directed by the Board, taking proper vouchers for those disbursements.

(d) Maintain Accounts. Keep and maintain adequate and correct books and records of account either in written form or in any other form capable of being converted into written form.

(e) Reports to President and Directors. Render to the President and directors, whenever they request it, an account of all transactions as Chief Financial Officer and of the financial condition of the corporation.

(f) Financial Reports to Shareholders. Take the following actions with respect to financial reports:

(1) Prepare, or cause to be prepared, the balance sheet, income statement, and statement of changes in the corporation's financial position for the fiscal year to be included in the annual report to shareholders, and either ensure that the statements are accompanied by a report on them of independent accountants or, if there is no accountant's report, certify that the statements were

prepared without audit from the books and records of the corporation.

(2) On the written request of any shareholder or shareholders holding at least 5 percent of the outstanding shares of any class, prepare, or cause to be prepared, and deliver or mail to the person making the request within 30 days after the request an income statement of the corporation for the three-month, six-month, or nine-month period of the current fiscal year ended more than 30 days before the date of the request and a balance sheet of the corporation as of the end of that period and, if no annual report for the last fiscal year was sent to shareholders, the statements required by clause (1) of this paragraph.

(3) Keep on file in the corporation's principal office for a period of 12 months a copy of the statements referred to in clause (2) of this paragraph and exhibit them at all reasonable times to any shareholder demanding an examination of them or mail a copy of them to that shareholder.

(4) Either cause the quarterly income statements and balance sheets referred to in clause (2) of this paragraph to be accompanied by the report on the statements prepared by independent accountants engaged by the corporation or, if there is no report, certify that the statements were prepared without audit from the books and records of the corporation.

(5) Prepare the financial statements, balance sheets, income statements, and statements of changes in financial position referred to in this paragraph (or have them prepared) by reasonably setting forth the assets and liabilities and the income and expense of the corporation, and disclosing the accounting basis used in their preparation.

(g) Exhibit Accounts to Shareholders. On the written demand on the corporation of any shareholder or holder of a voting trust certificate, exhibit for inspection at any reasonable time during usual business hours to that shareholder or holder of the voting trust certificate for a purpose reasonably related to that holder's interests as a shareholder or as the holder of the voting trust certificate, or to his or her agent or attorney any or all of the accounting books and records of the corporation. This right of inspection includes the right to copy and make extracts.

(h) Exhibit Accounts to Directors. Exhibit at any reasonable time to any director of the corporation who so requests, or to his or her agent or attorney, for inspection any and all books, records, and documents of every kind that the Chief Financial Officer is charged by these Bylaws with maintaining and/or keeping or that are in the Chief Financial Officer's custody. This right of inspection includes the right to copy and make extracts.

(i) Share Certificates. Sign, with the Board Chairperson or Vice Chairperson, if any, or the President or a Vice President, all share certificates of the corporation. In lieu of signing by the Chief Financial Officer, those certificates may be signed by an Assistant Treasurer, if any, or by the Secretary or by an Assistant Secretary, if any, of the corporation. Signatures on the certificates may be facsimile.

(j) Bond. If required by the Board or the Chief Executive Officer, give to the corporation a bond, with one or more sureties or a surety company, in a sum satisfactory to the Board, for the faithful performance of the duties as Chief Financial Officer and for the restoration to the corporation, in the event of the Chief Financial Officer's death, resignation, retirement, or removal from office, of all books, papers, vouchers, money, and other property of whatever kind in his or her possession or under his or her control belonging to the corporation.

(k) Other Duties. Perform any and all other functions and duties required of the Chief Financial Officer that may be specified in other sections of these Bylaws and, in general, perform all the duties incident to the office of Chief Financial Officer and the other duties as from time to time may be assigned by the Board.

(l) Absence of Chief Financial Officer. In case of the Chief Financial Officer's absence, disability, refusal to act, or neglect of duties, the Assistant Treasurer, or if there is none, the Secretary acting as Assistant Treasurer may perform all of the functions and duties of the Chief Financial Officer. In case of the absence, disability, refusal to act, or neglect of duties, of the Assistant Treasurer or Secretary, as the case may be, as well as of the Chief Financial Officer, then any person authorized by the Chief Executive Officer or Vice President or by the Board shall perform the functions and duties of the Chief Financial Officer.

5.14. Assistant Treasurer.

If the Board appoints one or more Assistant Treasurers they shall, if so required by the Board, each give a bond for the faithful discharge of his or her respective duties in the sum, and with the sureties, as the Board shall require. At the request of the Chief Financial Officer or in the case of the Chief Financial Officer's absence or disability, the Assistant Treasurer shall perform all the duties of the Chief Financial Officer and for these purposes shall act within the Chief Financial Officer's scope of authority. If there is more than one Assistant Treasurer, the Assistant Treasurer designated by the Chief Financial Officer, or, if there has been no designation, the Assistant Treasurer designated by the Board, shall perform these duties. The Assistant Treasurer or Assistant Treasurers shall also perform any other duties that may from time to time be assigned to them by the Board of Directors or by the Chief Financial Officer.

5.15. Compensation.

The officers of the corporation shall receive the salaries and other compensation that are fixed from time to time by the Board, and no officer shall be prevented from receiving that salary and compensation by reason of the fact, that he or she is also a director of the corporation.

ARTICLE 6

EXECUTION OF INSTRUMENTS AND DEPOSIT OF FUNDS

6.01. Limitations.

Except as otherwise provided in these Bylaws, the Board may, by duly adopted resolution, authorize any officer or agent of the corporation to enter into any contract, or to execute and deliver any instrument, in the name of and on behalf of this corporation. Authorization may be general or may be confined to specified instances. Unless expressly authorized, no officer, agent, or employee shall have any power or authority to bind the corporation by any contract or engagement, or to pledge its credit, or to render it liable pecuniarily for any purpose or in any amount.

6.02. Execution of Instruments and Papers.

Unless otherwise expressly required by the Board or by law, deeds and other conveyances, promissory notes, deeds of trust, mortgages, and other evidences of indebtedness of the corporation, and share certificates shall be executed, signed, or endorsed by the Board Chairperson, if any, or by the President or a Vice President of the corporation, and by the Chief Financial Officer or any Assistant Treasurer or the Secretary or any Assistant Secretary of the corporation. Signatures on share certificates only may be facsimile.

6.03. Signing of Checks.

All checks, drafts, or other orders for the payment of money issued in the name of the corporation shall be signed by the person or persons and in the manner determined from time to time by resolution of the Board.

6.04. Deposit and Withdrawal of Funds.

(a) All funds of the corporation, including all checks, drafts, or other orders for the payment of money payable to the corporation, shall be deposited by the Chief Financial Officer from time to time to the credit of the corporation with any banks, trust companies, or other depositaries that the Board may select or that may be selected by any Board committee, officer, or agent of the corporation to whom that power may be delegated from time to time by the Board. All checks, drafts, or other orders for the payment of money requiring endorsement by the corporation before deposit shall be endorsed "for deposit only" by hand-stamped impression in the name of the corporation.

(b) The withdrawal of funds from any accounts may be made only by check signed as provided in Paragraph 6.03 of this Article.

ARTICLE 7

ISSUANCE OF SHARES AND SHARE CERTIFICATES

7.01. Issuance of Shares and Share Certificates.

(a) Authority to Issue. The corporation may issue one or more classes or series of shares or both, with full, limited, or no voting rights and with any other rights, preferences, privileges, and restrictions that are stated or authorized in its Articles of Incorporation. No denial or limitation of voting rights shall, however, be effective unless at the time one or more classes or series of outstanding shares or debt securities, singly or in the aggregate, are entitled to full voting rights. No denial or limitation of dividend or liquidation rights shall be effective unless at the time one or more classes or series of outstanding shares, singly or in the aggregate, are entitled to unlimited dividend and liquidation rights.

(b) Equality of Rights. All shares of any one class shall have the same voting, conversion, and redemption rights and other rights, preferences, privileges, and restrictions, unless the class is divided into series. If a class is divided into series, all the shares of any one series shall have the same voting, conversion, and redemption rights and other rights, preferences, privileges, and restrictions.

(c) Consideration. Shares may be issued for any consideration that is determined from time to time by the Board consisting of any or all of the following:

(1) Money paid;

(2) Labor done;

(3) Services actually rendered to the corporation or for its benefit or in its formation or reorganization;

(4) Debts or securities canceled; and

(5) Tangible or intangible property actually received either by this corporation or by any wholly owned subsidiary of this corporation.

Neither promissory notes of the purchaser (unless adequately secured by collateral other than the shares acquired) nor future services shall constitute payment or part payment of shares of the corporation.

When shares are issued for any consideration other than money, the Board must state by resolution its determination of the fair value of the consideration to the corporation in monetary terms.

In the absence of fraud in the transaction, the judgment of the directors as to the value of the consideration for shares shall be conclusive.

(d) Share Dividend; Reclassification of Shares. Shares may also be issued as a share dividend or on a stock split, reverse stock split, reclassification of outstanding shares into shares of another class, conversion of outstanding shares into shares of another class, exchange of outstanding shares for shares of another class, or other change affecting outstanding shares.

(e) Compliance With Corporate Securities Law. The corporation shall not offer to sell or sell any security issued by it, whether or not through underwriters, until the offer or sale has been complied with the security laws for the State of Incorporation governing such offers or sales, unless the security or transaction is exempted from the such states applicable statutes and rules and regulations.

(f) Payment for Shares. Every subscriber to shares and every person to whom shares are originally issued is liable to the corporation for the full consideration agreed to be paid for the shares. The full agreed consideration shall be paid prior to or concurrently with the issuance of the shares, unless the shares are issued as partly paid pursuant to Paragraph 7.03 of this Article, in which case the consideration shall be paid in accordance with the agreement of subscription or purchase.

(g) Shares as Deemed Fully Paid. Except as provided in Paragraph 7.03 of this Article, shares issued as provided in subparagraphs (c) and (d) of this Paragraph shall be declared and taken to be fully paid stock and not liable to any further call, nor shall the holder of the shares be liable for any further payments under the provisions of the General Law of the State of Incorporation.

7.02. Fractional Shares.

(a) Issuance of Fractional Shares. The corporation may, if the Board so determines, issue fractions of a share originally or on transfer.

(b) Failure to Issue. If the corporation does not issue fractions of a share, it shall, in connection with any original issuance of shares:

(1) Arrange for the disposition of fractional interests by those entitled to them;

(2) Pay in cash the fair value of fractions of a share as of the time when those entitled to receive the fractions are determined (provided, however, that the corporation may not pay cash for fractional shares if that action would result in the cancellation of more than 10 percent of the outstanding shares of any class); or

(3) Issue scrip or warrants in registered form, as certificated or uncertificated securities, or in bearer form as certificated securities, that shall entitle the holder to receive a

certificate for a full share on the surrender of the scrip or warrants aggregating a full share. Scrip or warrants shall not, however, unless they provide otherwise, entitle the holder to exercise voting rights, to receive dividends on them, or to participate in any of the assets of the corporation in the event of liquidation.

7.03. Partly Paid Shares.

The corporation may, if the Board so determines, issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid for them. If shares are so issued, the corporation shall, on the declaration of any dividend on fully paid shares, declare a dividend on partly paid shares of the same class, but only on the basis of the percentage of the consideration actually paid on them.

A subscriber to partly paid shares is liable to the corporation as provided in Paragraph 7.01(f) of this Article, but a person holding shares as a pledgee, executor, administrator, guardian, conservator, trustee, receiver, or in any representative or fiduciary capacity is not personally liable for any unpaid balance, although the estate and funds in the hands of the fiduciary or representative are liable for any unpaid balance of the subscription price and the shares are subject to sale for the unpaid balance.

7.04. Options.

Either in connection with the issue, subscription, or sale of any of its shares, bonds, debentures, notes, or other securities, or independently of the foregoing, the corporation may, if so determined by the Board, grant options to purchase or subscribe for shares of any class or series on any terms and conditions that the Board may deem expedient. Option rights may be transferable or nontransferable and separable or inseparable from other securities of the corporation, as determined by the Board.

7.05. No Preemptive Rights.

Unless the Articles provide otherwise, the Board may issue shares, options, or securities having conversion or option rights without first offering them to shareholders of any class.

7.06. Classes of Stock.

The corporation is authorized to issue two classes of shares. The corporation has authority to issue 26,250,000 of Common Stock with a par value of ten dollars ($10) per share and 26,250,000 shares of Preferred Stock with a par value of ten dollars ($10) per share. Shares of stock may be issued from time to time for such consideration as shall be determined by the board of directors. The value of any property received in full or partial payment for the respective shares shall be as conclusively determined by the board of directors.

The rights for the preferred stock shall be as follows:

(i) Voting Rights. Except as otherwise expressly provided in these bylaws, or as otherwise provided by law, the holders of common stock shall have and possess the exclusive right to notice of the shareholders meetings and the exclusive voting rights and powers. The holders of preferred stock shall not be entitled to notice of any shareholders' meeting or to vote on the election of directors or on any other matter.

(ii) Conversion Rights. If, after the date of issuance of any shares of preferred stock, no dividend is paid on such preferred shares of stock for eight (8) consecutive calendar quarters, the holders of such shares shall have the option, on written ninety (90) days notice to the Secretary of the corporation, to convert their preferred stock to common stock of the corporation. Such conversion shall be based on conversion of the par value of the preferred stock, to the fair market value or the par value of the common shares, whichever is greater. The holders of the preferred stock that have given written notice of their intent to exercise their option to convert to common stock, shall be notified by the Stock Transfer Agent of the corporation to return their shares to be exchanged for shares of common stock.

(iii) Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the corporation, the holders of the preferred stock of each series shall be entitled to received from the assets of the corporation, such preferential amount, in cash, as may be fixed for the series in redemption of those shares and, a further preferential amount in cash equal to all accrued and unpaid dividends on those shares to and including the date that the payment is made available to the holders of preferred stock. Those preferential amounts shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any assets of the corporation to, the holders of common stock in connection with the liquidation, dissolution, or winding up.

(iv) Dividends. The holders of the preferred stock shall be entitled to receive, when and as declared by the board of directors, out of any assets at the time legally available, dividends in cash at the respective rate fixed for that series by the board of directors, and no more. Those dividends shall be payable annually in each year to holders of preferred stock of record on a date not fewer than 10 days preceding each respective payment date, as specified by the board of directors. Any dividend not declared by the board of directors shall accrue and be cumulative from the date of issuance.

Dividends on preferred stock shall accrue at the respective rates fixed by the board of directors for that stock, whether or not those dividends are earned. Payments of all accrued and cumulative dividends for preferred stock, shall be paid before any dividends are declared for common stock of the corporation.

(v) Redemption. Any or all of the preferred stock may be redeemed at the option of the corporation, by resolution of the board of directors adopted at that time, at a price or prices per share fixed for that series of preferred stock, plus any an amount equal to all accrued and unpaid dividends on that stock to and including the date fixed for redemption. That sum referred to in this paragraph as the redemption price.

The corporation shall give notice of any redemption as provided in this subparagraph (c). The notice of redemption shall set forth the series of Preferred shares or the part of any series of Preferred shares to be redeemed, the dated fixed for redemption, the redemption price, and, if the shares are certificated securities, the place or places at which the shareholders may obtain payment of the redemption price on surrender of their share certificates.

The corporation shall mail the notice of redemption, postage prepaid, to each holder of record of shares to be redeemed as of the date of mailing or as of a record date lawfully fixed, addressed to the holder at the holder's address appearing on the books of the corporation or given to the corporation for the purpose of notice, or if no such address appears or is given, at the place where the principal executive office of the corporation is located, not earlier than sixty (60) days nor later than twenty (20) days before the date fixed for redemption. Failure to comply with this paragraph shall not invalidate the redemption of shares.

On or after the date fixed for redemption and stated in the notice, each holder of Preferred shares called for redemption shall, if the shares are certificated, surrender the certificate evidencing those shares to the corporation at the place designated in the notice and shall then be entitled to receive payment of the redemption price. If less than all shares represented by any surrendered certificate are redeemed, a new certificate shall be issued representing the unredeemed shares. If the notice of redemption shall have been duly given, and if on the date fixed for redemption funds necessary for the redemption shall be available, then, notwithstanding that the certificates evidencing any Preferred shares so called for redemption shall not have been surrendered, the dividends with respect to the shares so called for redemption shall cease to accrue after the date fixed for redemption and all rights with respect to the shares so called for redemption shall after that date cease and terminate, excepting only the right of the holders to receive the redemption price without interest on surrender of their certificates, if the Preferred shares are certificated.

7.07. Employee Plans.

(a) Authority to Adopt. The corporation may, as determined by the Board, and subject to the approval of the shareholders, adopt and carry out a stock purchase plan or agreement, or stock option plan or agreement providing for the issue and sale for any consideration that may be fixed of its unissued shares or of issued shares acquired or to be acquired, to one or more of the employees or directors of the corporation or of any subsidiary or parent of the corporation or to a trustee on their behalf and for the payment of those shares in installments or at one time, and may provide for aiding those persons in paying for those shares by compensation for services rendered, promissory notes, or otherwise.

(b) Includable Features. The plan or agreement may include, among other features, as determined by the Board, the fixing of eligibility for participating in it; the class and price of shares to be issued or sold under the plan or agreement; the number of shares that may be subscribed for; the method of payment for the shares; the reservation of title until full payment has been made; the effect of the termination of employment; an option or obligation on the part of the corporation to repurchase the shares on termination of employment, restrictions on transfer of the shares; and the time limits of and termination of the plan.

7.08. Certificates of Determination.

(a) Execution of Officers' Certificate. Before the corporation issues any share of any class or series of which the rights, preferences, privileges, and restrictions, or any of them, or the number of shares constituting any series or the designation of the series, are not set forth in the Articles but are fixed in a resolution adopted by the Board pursuant to authority given in its articles, an officers' certificate, setting forth a copy of the resolution and the number of shares of the class or series, and stating that none of the shares of the class or series has been issued, shall be executed and filed with any agency required by the laws of the State of Incorporation.

(b) Change in Rights. After any certificate of determination as provided in Subparagraph (a) of this section has been appropriately filed, but before the corporation has issued any shares of the class or series covered by it, the Board may alter or revoke any right, preference, privilege, or restriction fixed or determined by the resolution set forth in the certificate by the adoption of another resolution appropriate for that purpose and the execution and filing of an officers' certificate setting forth a copy of the resolution and stating that none of the shares of the class or the series affected has been issued.

When the Board effects a change in rights, the provision of the original certificate of determination being amended must be identified in the amendment.

(c) Changing Number of Shares of Series. After any certificate of determination has been executed and appropriately filed, the Board may increase or decrease the number of shares constituting any series by the adoption of another resolution appropriate for that purpose setting forth a copy of the resolution, the number of shares of the series then outstanding, and the increase or decrease in the number of shares constituting that series, and filed in compliance with the laws of the State of Incorporation.

7.09. Shareholder's Right to Share Certificate.

(a) Shareholder's Right to Share Certificate. Every holder of shares in the corporation shall be entitled to have a certificate signed in the name of the corporation by the Board Chairperson [or Vice Chairperson], if any, or the President or a Vice President and by the Chief Financial Officer or an Assistant Treasurer, or the Secretary or any Assistant Secretary of the corporation, certifying the number of shares and the class or series of shares owned by the shareholder. Any or all of the signatures on the certificate may be facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on a certificate shall have ceased to be an officer, transfer agent, or registrar before that certificate is issued, the certificate may be issued by the corporation with the same effect as if that person were an officer, transfer agent, or registrar at the date of issue.

(b) Partly Paid Shares. If the corporation issues partly paid shares, it shall issue certificates for those shares as provided in subparagraph (a) of this section.

7.10. Contents of Certificate .

(a) The certificates shall contain the matter specified in Paragraph 7.08(a) of this Article. In addition, if the shares of the corporation are classified or if any class of shares has two or more series, there shall appear on the certificate one of the following:

(1) A statement of the rights, preferences, privileges, and restrictions granted to or imposed on each class or series of shares authorized to be issued and on the holders of the shares.

(2) A summary of the rights, preferences, privileges, and restrictions with reference to the provisions of the Articles of Incorporation and any certificates of determination establishing those rights and restrictions.

(3) A statement setting forth the office or agency of the corporation from which shareholders may obtain, on request and without charge, a copy of the statement referred to in clause (1) of this paragraph.

(b) There shall also appear on the certificate (unless stated or summarized under clause (1) or clause (2) of subparagraph (a) of this section the statements required by all of the following clauses to the extent applicable:

(1) The fact that the shares are subject to restrictions on transfer.

(2) If the shares are assessable or are not fully paid, a statement that they are assessable or a statement of the total amount of consideration to be paid and the amount paid, as required.

(3) The fact that the shares are subject to a voting agreement or an irrevocable proxy or restrictions on voting rights contractually imposed by the corporation.

(4) The fact that the shares are redeemable.

(5) The fact that the shares are convertible and the period for conversion.

7.11. Exchange of Certificates.

(a) On Amendment of Articles or Otherwise. If the Articles are amended in any way affecting the statements contained in the certificates for outstanding shares, or it becomes desirable for any reason, in the discretion of the Board of Directors, to cancel any outstanding certificate for shares and issue a new certificate for the shares conforming to the rights of the holder, the Board may order any holders of outstanding certificates for shares to surrender and exchange them for new certificates within a reasonable time to be fixed by the Board.

(b) Contents of Order. The order may provide that a holder of any certificates so ordered to be surrendered is not entitled to vote or to receive dividends or exercise any of the other rights of shareholders until the holder has complied with the order, but the order operates to suspend those rights only after notice and until compliance. The duty of surrender of any outstanding certificates may also be enforced by the corporation by civil action.

7.12. Lost, Stolen, or Destroyed Certificate.

(a) Issuance of New Certificate. The corporation may issue a new share certificate or a new certificate for any other security in the place of any certificate previously issued by it, that is alleged to have been lost, stolen, or destroyed. The corporation may require the owner of the lost, stolen, or destroyed certificate, or the owner's legal representative, to give the corporation a bond (or other adequate security) sufficient to indemnify it against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft, or destruction of any certificate or the issuance of a new certificate.

(b) Purchase by Protected Purchaser. If after a new security has been issued for a lost, destroyed, or stolen security, a protected purchaser of the original security presents it for registration or transfer, the corporation must register the transfer unless registration would result in overissue, in which event the corporation's liability is that set forth in the last paragraph of Paragraph 8.03 of Article VIII of these Bylaws. In addition to any rights on the indemnity bond, the corporation may recover the new security from the person to whom it was issued or any person taking under him or her except a protected purchaser.

7.13. Alternative System in Lieu of Certificates.

Notwithstanding the provisions of subparagraph (a), Paragraph 7.08, of this Article VII, the corporation may adopt a system of issuance, recordation, and transfer of its shares by electronic or other means not involving any issuance of certificates, including provisions for notice to purchasers in substitution for the required statements on the certificates under subparagraphs (a) and (b) of Paragraph 7.10 of this Article VII, which system has been approved by the United States Securities and Exchange Commission, or that is authorized in any statute of the United States, or is in accordance with the laws of the state of incorporation.

ARTICLE 8

TRANSFER OF SHARES

8.01. Duty of Corporation.

When a security in registered form is presented to the corporation with a request to register transfer, the corporation is under a duty to register the transfer as required if:

(a) Under the terms of the security, the person seeking registration of transfer is eligible to have the security registered in its name; (b) The security is endorsed by the appropriate person, or by an agent who has actual authority to act for the appropriate person; (c) Reasonable assurance is given that those endorsements are genuine and effective; (d) Any applicable law relating to the collection of taxes has been complied with; (e) The transfer does not violate any restriction on transfer imposed by the corporation; (f) A demand that the corporation not register the transfer is not in effect, and no legal process or indemnity bond is obtained by the person demanding that the transfer not be registered; and (g) The transfer is in fact rightful, or is to a protected purchaser.

8.02 Nonliability of Corporation.

(a) Registration of Transfer. Except as otherwise provided in any law relating to the collection of taxes, the corporation is not liable to the owner or any other person suffering loss as a result of the registration of a transfer of a security if:

(1) Registration was made pursuant to an effective endorsement;

(2) The corporation received no demand that the corporation not register the transfer, such a demand was received but did not take effect, or the corporation complied with its notification obligations under appropriate state or federal laws;

(3) The corporation registered the transfer before receipt of, and reasonable opportunity to act on, legal process enjoining the corporation from registering the transfer; and
(4) The corporation was not acting in collusion with the wrongdoer.

(b) Failure to Notify Corporation of Lost, Destroyed, or Stolen Security. Where a security has been lost, apparently destroyed, or wrongfully taken and the owner fails to notify the corporation of that fact within a reasonable time after he or she has notice of it and the corporation registers a transfer of the security before receiving the notification, the owner is precluded from asserting against the corporation any claim for registering the transfer or any claim to a new security.

8.03. Liability of Corporation.

Where the corporation has registered a transfer of a security to a person not entitled to it, the corporation on demand must deliver a like security to the true owner unless:

(a) The registration was pursuant to subparagraph (a) of Paragraph 8.02 of this Article;

(b) The owner is precluded from asserting any claim for registering the transfer as provided in subparagraph (c) of Paragraph 8.02 of this Article; or

(c) The delivery would result in overissue.

In this last case, if an identical security that does not constitute an overissue is reasonably available for purchase, the person entitled to the issue may compel the corporation to purchase and deliver it to him or her against surrender of the security, if any, that he or she holds; or if the security is not reasonably available for purchase, the person entitled to the issue may recover from the corporation the purchase price the person or the last purchaser for value paid for it with interest from the date of demand.

8.04. Liability on Transfer of Partly Paid Shares.

(a) Good Faith Purchaser. A transferee of shares for which the full agreed consideration has not been paid to the corporation, who acquired them in good faith, without knowledge that they were not paid in full or to the extent stated on the certificate representing them, is liable only for the amount shown by the certificate to be unpaid on the shares represented by the certificate, until the transferee transfers the shares to one who becomes liable for the amount. The liability of any holder of the shares who derives title through a transferee and who is not a party to any fraud affecting the issue of the shares is the same as that of the transferee through whom title was derived.

(b) Purchase With Knowledge. Every transferee of partly paid shares who acquired them under a certificate showing the fact of part payment, and every transferee of the shares (other than a transferee who derives title through a holder in good faith without knowledge and who is not a party to any fraud affecting the issue of the shares) who acquired them with actual knowledge that the full agreed consideration had not been paid to the extent stated on the certificate for the shares, is personally liable to the corporation for installments of the amount unpaid becoming due until the shares are transferred to one who becomes liable for the unpaid amount.

(c) Transferor. In either case mentioned in subparagraph (a) or (b) of this Paragraph 8.04, the transferor shall remain personally liable for the unpaid consideration if so provided in the certificate or agreed on in writing.

ARTICLE 9

CORPORATE RECORDS, REPORTS, AND SEAL

9.01. Minutes of Meetings.

The corporation shall keep minutes in written form of the proceedings of its shareholders, Board, and Board committees.

9.02. Books and Records of Account.

The corporation shall keep adequate and correct books and records of account either in written form or in any other form capable of being converted into written form.

9.03. Record of Shareholders.

The corporation shall keep at its principal executive office, or at the office of its transfer agent or registrar, a record of its shareholders, giving the names and addresses of all shareholders and the number and class of shares held by each. The record must be kept either in written form or in any other form capable of being converted into written form.

9.04 Shareholders' Right to Inspect Record of Shareholders by Written Demand of Holders of Specified Percentage of Shares.

(a) A shareholder or shareholders holding at least 5 percent in the aggregate of the outstanding voting shares of the corporation shall have an absolute right to:

(1) Inspect and copy the record of shareholders' names and addresses and shareholdings during usual business hours on 5 business days' prior written demand on the corporation; and

(2) Obtain from the corporation's transfer agent, on written demand and on the tender of its usual charges for a list (the amount of which charges must be stated to the shareholder by the transfer agent on request), a list of shareholders' names and addresses, who are entitled to vote for the election of directors, and their shareholdings, as of the most recent record date for which it has been compiled or as of a date specified by the shareholder after the date of the demand. The list must be made available on or before the later of 5 business days after the demand is received or the date specified in the demand as the date when the list is to be compiled. The corporation shall have the responsibility to cause its transfer agent to comply with this requirement.

(b) By Written Demand of Any Shareholder. The record of shareholders shall also be open to inspection and copying by any shareholder (or holder of a voting trust certificate) at any time during usual business hours on written demand on the corporation, for a purpose reasonably related to the holder's interests as a shareholder (or holder of a voting trust certificate).

(c) Inspection by Agent or Attorney. Any inspection and copying under this Paragraph 9.04 may be made in person or by agent or attorney.

9.05. Shareholders' Right to Inspect Books of Account and Minutes.

The accounting books and records and minutes of proceedings of the shareholders, Board, and Board committees of this corporation shall be open to inspection on the written demand on the corporation of any shareholder (or holder of a voting trust certificate) at any reasonable time during usual business hours, for a purpose reasonably related to the holder's interests as a shareholder or as the holder of the voting trust certificate. The inspection may be made in person or by agent or attorney, and the right of inspection includes the right to copy and make extracts.

9.06. Inspection by Directors.

Every director of this corporation shall have the absolute right at any reasonable time to inspect and copy all books, records, and documents of every kind and to inspect the physical properties of this corporation. The inspection may be made in person or by agent or attorney and the right of inspection includes the right to copy and make extracts.

9.07. Annual Report.

(a) When Waived. No annual report shall be prepared or sent to shareholders as long as this corporation has less than 100 holders of record of its shares.

(b) When Required. If the corporation has 100 or more holders of record of its shares, the Board of Directors shall cause an annual report to be sent by first-class mail, postage prepaid, to the shareholders not later than 120 days after the close of the fiscal year and at least 15 days before the annual meeting of shareholders to be held during the next fiscal year; provided, however, that the annual report may be sent by third-class mail if it is sent to shareholders at least 35 days before the annual meeting.

(c) Contents. (1) The annual report shall contain a balance sheet as of the end of the fiscal year and an income statement and statement of changes in financial position for the fiscal year, accompanied by any report of independent accountants or, if there is no report, the certificate of an authorized officer of the corporation that the statements were prepared without audit from the books and records of the corporation.

(2) In addition, if the corporation is either not subject to the reporting requirements of Section 13 of the Securities Exchange Act of 1934, or is exempted from the reporting requirements by Section 12(g)(2) of that Act, the annual report shall also describe briefly both of the following:

(i) Any transaction (excluding compensation of officers and directors) during the previous fiscal year involving an amount in excess of $40,000 (other than contracts let at competitive bid or services rendered at prices regulated by law) to which the corporation [or its parent or subsidiary was a party and in which any director or officer of the corporation or any holder of more than 10 percent of the outstanding voting shares of the corporation had a direct or indirect material interest, naming the person and stating the person's relationship to the corporation, the nature of the person's interest in the transaction and, if practicable, the amount of the interest; provided, that in the case of a transaction with a partnership of which the person is a partner, only the interest of the partnership need be stated; and provided further that no report need be made in the case of transactions approved by the shareholders.

(ii) The amount and circumstances of any indemnification or advances aggregating more than ten thousand dollars paid during the fiscal year to any officer or director of the corporation, provided, that no report need be made in the case of indemnification approved by the shareholders.

9.08. Special Financial Statements to Shareholders.

(a) Any shareholder or shareholders holding at least 5 percent of the outstanding shares of any class of this corporation may make a written request to the corporation for an income statement of the corporation for the 3-month, 6-month, or 9-month period of the current fiscal year ended more than 30 days before the date of the request and a balance sheet of the corporation as of the end of that period and, in addition, if no annual report for the last fiscal year has been sent to shareholders, the statements referred to in clause (1) of subparagraph (c) of Paragraph 9.07 of this Article IX for the last fiscal year. The statement must be delivered or mailed to the person making the request within 30 days after the request. A copy of the statements must be kept on file in the principal office of the corporation for 12 months and they must be exhibited at all reasonable times to any shareholder demanding an examination of them or a copy must be mailed to that shareholder.

(b) The quarterly income statements and balance sheets referred to in this Paragraph 9.08 must be accompanied by the report, if any, of any independent accountants engaged by the corporation or the certificate of an authorized officer of the corporation that those financial statements were prepared without audit from the books and records of the corporation.

9.09. Fiscal Year.

The fiscal year of the corporation shall begin on the first day of the calendar year and end on the last day of the calendar year.

9.10. Corporate Seal.

The Board shall adopt a corporate seal. The Secretary of the corporation shall have custody of the seal and affix it in appropriate cases to all corporate documents. Failure to affix the seal does not, however, affect the validity of any instrument.

ARTICLE 10

CERTIFICATION, INSPECTION, AND AMENDMENT OF BYLAWS

10.01. Inspection and Certification of Bylaws.

The corporation shall keep at its principal executive office, the original or a copy of its Bylaws as amended to date, which shall be open to inspection by the shareholders at all reasonable times during office hours. The original or a copy of the Bylaws certified to be a true copy by a person purporting to be the Secretary or an Assistant Secretary of the corporation is prima facie evidence of the adoption of the bylaws and of the matters stated in them.

10.02. Adoption, Amendment, Repeal of Bylaws by Shareholders.

These Bylaws may, from time to time and at any time, be amended or repealed, and new or additional bylaws adopted, by approval of the outstanding shares of the corporation, provided, however, that the bylaws may not contain any provision in conflict with law or with the Articles of Incorporation of the corporation and, provided further, that a bylaw reducing the number of directors to a number less than 5 (see Paragraph 2.03 of Article II of these Bylaws) cannot be adopted if the votes cast against its adoption at a meeting of shareholders or the shares not consenting in the case of action by written consent are equal to more than 16 2/3 percent of the outstanding shares entitled to vote.

10.03. Adoption, Amendment, Repeal of Bylaws by Directors.

Subject to the right of the outstanding shares to adopt, amend, or repeal bylaws (see Paragraph 10.02 of these Bylaws) and to any restrictions imposed by the Articles on the power of the Board to adopt, amend, or repeal bylaws, these Bylaws may, from time to time and at any time, be amended or repealed, and new or additional bylaws adopted, by approval of the Board of Directors, provided, however, that the bylaws may not contain any provision in conflict with law or with the Articles and, provided further, that after shares are issued any bylaw changing the number of directors or changing from a fixed to a variable Board may be adopted only by approval of the outstanding shares.

ARTICLE 11

FOREIGN REPRESENTATIVE

11.01. Foreign Representative.

a) Foreign Representative The Board is authorized to appoint and designate an authorized representative in foreign jurisdictions to act on behalf of the corporation business interest in such foreign jurisdictions. The purpose of this Article is to assure that advisors are available to corporate personnel in matters of protocol and to be able.to act on behalf of the corporation on business matters as the need arises. The authorized representatives shall have such duties and responsibilities as may be determined by the Board.

ARTICLE 12

CONSTRUCTION OF BYLAWS

12.01. Construction of Bylaws.

a) Unless otherwise stated in these Bylaws or unless the context otherwise requires, the definitions contained in the general corporation law for the state of incorporation shall govern the construction of these Bylaws. Without limiting the generality of the foregoing, the masculine gender includes the feminine and neuter, the singular number includes the plural and the plural number includes the singular, and the word "person" includes a corporation or other entity as well as a natural person.

CERTIFICATE OF SECRETARY

I, the undersigned, do hereby certify:

1. That I am the Secretary of **inFORM, Inc.** an Oregon corporation; and

2. That the foregoing Bylaws, consisting of twelve articles and 46 pages, constitute the Bylaws of said corporation as duly approved by unanimous vote of the persons named in the Articles of Incorporation to act as the first directors of this corporation, at a meeting of the Board of Directors duly held on June 24, 2005 at 2200B Douglas Boulevard, Suite 100, Roseville, California 95661.

IN WITNESS WHEREOF, I have signed my name and affixed the seal of the corporation on June 24, 2005.

Cathy L. Halverson

Cathy L. Halverson, Secretary

State of California]

County of Placer]

On June 24, 2005, before me, TAMARA L. BURTON, personally appeared, CATHY L. HALVERSON, personally known to be the person whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her authorized capacity, and that by her signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

Tamara L Burton

TAMARA L. BURTON, NOTARY PUBLIC

TAMARA L. BURTON
Commission # 1359724
Notary Public - California
Placer County
My Comm. Expires Jul 3, 2006

EXHIBIT C

SUBSCRIPTION AGREEMENT FOR INFORM, INC.

INFORM, INC.

An OREGON CORPORATION

SUBSCRIPTION AGREEMENT FOR PREFERRED SHARES

INFORM, INC.

AN OREGON CORPORATION

SUBSCRIPTION AGREEMENT

To Be Fully Completed by Subscriber
Along With Appendices

If and when accepted by the Company, this Subscription Agreement, when executed below, shall constitute a subscription for shares (of the Class and in the amount set forth) issued by INFORM, INC. (the "Company"). Each part of the Subscription Agreement must be completed by the subscriber and by his execution below he acknowledges that he understands that the Company and its Management are relying upon the accuracy and completeness hereof in complying with their obligations under applicable securities laws. Please read and complete each response.

TO: INFORM, INC.
2200B Douglas Boulevard, Suite 100
Roseville, CA 95661

1. The undersigned hereby subscribes for the number of Shares (the "Shares") set forth below, at the price of $10.00 per share of INFORM, INC. (the "Company").

______The undersigned understands that his/her subscription for Shares is conditioned upon the following:

a. Tender of his/her personal check, cashiers check or bank wire in the amount of $10.00 per Share.

b. Execution of this Subscription Agreement.

The undersigned agrees that this Subscription is and shall be irrevocable, but the obligations hereunder will terminate if this Subscription is not accepted by the Company in whole or in part.

2. The undersigned understands that the Company will notify him whether the subscription has been accepted, in whole or in part, or rejected, in whole or in part, within thirty (30) days after the date hereof. In the event this subscription is rejected by the

Company, all funds and documents tendered by the undersigned shall be returned within said time, without interest or deduction. It is understood that the Management of the Company shall have the sole discretion to determine which of the subscriptions should be rejected in whole or in part. In the event that the maximum subscription amount is not subscribed, the Company shall return all funds and documents to the undersigned without interest or deduction.

3. The undersigned is aware that:

a. The Company is a development stage company and has no relevant operating or financial history.

b. There are substantial risks incident to the ownership of Shares in the Company, and such investment is speculative and involves a substantial risk of loss by the undersigned of his investment in the Company.

c. No federal or state agency has passed upon the Shares or made any finding or determination concerning the fairness of this investment. No federal or state regulatory agency has independently investigated the facts, circumstances or representations of this Offering.

4. The undersigned understands that investment in the Company is an illiquid investment. In particular, the undersigned recognizes that:

a. Due to the lack of any market existing or likely to exist for these Shares and the potentially adverse tax consequences in the event s/he should sell his Shares, his investment in the Company will be highly illiquid and, most likely, must be held indefinitely or until the investments of the Company are liquidated.

b. The undersigned must bear the economic risk of investment in the Shares for an indefinite period of time, since the Shares have not been registered under the Securities Act of 1933, as amended. The Shares have been qualified by the U.S. Securities and Exchange Commission pursuant to Regulation A under the Securities Act of 1933. Further, unless said Shares are registered under the securities act of the state in which offered and sold, the undersigned may not resell, hypothecate, transfer, assign or make other disposition of said Shares except in a transaction exempt or excepted from the registration requirements of the securities act of such state, and that the specific approval of such sales by the division of securities is required in some states.

6. The undersigned represents and warrants to the Company that:

a. The undersigned, if a Company, a partnership, trust or other form of business entity, is authorized and otherwise duly qualified to purchase and hold Shares in the Company and such entity has its principal place of business as set forth in the signature page hereof. (If the undersigned is one of the aforementioned entities, it hereby agrees to supply any additional written information that may be required.);

b. The undersigned further agrees to be bound by all of the terms and conditions of the Offering made by the offering documents and exhibits thereof.

7. This Subscription is not transferable or assignable by the undersigned.

8. If the undersigned is more than one person, the obligations of the undersigned shall be joint and several and the representations and warranties herein contained shall be deemed to be made by and be binding upon each such person and his heirs, executors, administrators, successors and assigns.

9. This Subscription, upon acceptance by the Company, shall be binding upon the heirs, executors, administrators, successors and assigns of the undersigned.

10. The undersigned hereby represents and warrants that before making an investment in the Company, each prospective investor will be required to represent and warrant, by signing the Subscription Agreement, that among other things:

S/He is at least twenty-one (21) years of age.

11. This Agreement shall be construed in accordance with and governed by the laws of the State of California.

Subscription for Shares:

Number of Shares of Shares (including fractions thereof) subscribed for:

Preferred Stock- $10 per Share __________ (no. of Shares)

Subscriber Information:

Name (please print) ______________________________

Social Security/Tax I.D. No. ______________________________

Residence Address
(including Zip Code) ____________________________

____

Home Phone ( ) ____________

Business Phone ( ) ____________

I/we will hold title to my/our Share(s) as follows:

[ ] Community Property

[ ] Joint Tenants with Right of Survivorship

[ ] Tenants in Common

[ ] Separate Property

[ ] Other: (Company, Single Person, Trust, etc., please indicate.)

(Note: Prospective investors should seek the advice of their attorney in deciding in which of the above forms they should take ownership of the Shares, since different forms of ownership may have varying gift tax, estate tax, income tax and legal consequences, depending on the state of the investor's domicile and his particular personal circumstances. For example, in community property states, if community property assets are used to purchase Shares held in individual ownership, this might have adverse gift tax consequences.)

IN WITNESS WHEREOF, subject to acceptance by the Company, the undersigned has completed this Subscription Agreement to evidence his/her subscription of Shares in INFORM, INC.

____
Subscriber

____
Subscriber

The Company has accepted this Subscription effective this ___ day of ____________, 2009.

Company:

INFORM, INC.

By:________________________
(Authorized Signator)

EXHIBIT D

OPINION OF COUNSEL TO INFORM, INC.



SACRAMENTO OFFICE
U.S. BANK TOWER
621 CAPITOL MALL | SUITE 2075
SACRAMENTO, CALIFORNIA 95814
(916) 443-5506
PENNEYANDASSOCIATES.COM

ROSEVILLE OFFICE
(916) 784-3566
LOOMIS OFFICE
(916) 652-7235
FAIRFIELD OFFICE
(707) 447-4136
CHICO OFFICE
(530) 899-2777

NEWPORT BEACH OFFICE
(949) 955-3566
ROCKLIN OFFICE
(916) 786-7662
SANTA CLARA OFFICE
(408) 970-3566

CRAIG G. CHRISTENSEN, ESQ.
CCHRISTENSEN@PENNEYANDASSOCIATES.COM

January 8, 2010

Board of Directors
InForm, Inc.
2200B Douglas Blvd., Suite 100
Roseville, CA 95661

Re: **inForm, Inc./Regulation A Offering Statement**

Dear Sirs:

In connection with the submittal of a Fourth Amended Offering Statement by inForm, Inc., an Oregon corporation, pursuant to Regulation A, I have examined such corporate records, certificates and other documents and such questions of law as I have considered necessary or appropriate for purposes of this opinion.

Upon the basis of such examination, I am of the opinion that:

1. The Company has been duly incorporated and is an existing corporation in good standing under the laws of the State of Oregon;

2. A sufficient number of Preferred Shares of the Company has been authorized in conformity with the Articles of Incorporation, as amended, so as not to violate any applicable law or agreement or instrument currently binding on the Company;

3. When such Preferred Shares have been issued pursuant to the terms of the Offering Statement, such preferred shares will be duly and validly issued, fully paid and non-assessable.

This opinion letter is governed by, and shall be interpreted in accordance with, the Legal Opinion Accord ("the Accord") of the ABA Section of Business Law (1991), as amended. As a consequence, it is subject to a number of qualifications, exceptions, limitations on coverage, and other limitations, all as are more particularly described in the Accord, and this opinion letter should be read in conjunction therewith.

I hereby consent to the incorporation of this opinion as an exhibit to the Third Amended Offering Statement relating to the Preferred Shares.

Very truly yours,

Craig G. Christensen

CGC:thg

EXHIBIT E

FORM OF PREFERRED SHARE CERTIFICATE

Incorporated under the laws 1999 of the State of Oregon


NUMBER
SHARES
inFORM, Inc.
Authorized Capital $525,000,000.00

26,250,000 Shares of Common Stock, par value $10 per share.
26,250,000 Shares of Preferred Stock, par value $10 per share.

THE RIGHTS AND RESTRICTIONS OF THE CLASSES OF COMMON AND PREFERRED STOCK ARE SET FORTH ON THE BACK OF THIS CERTIFICATE.

THIS certifies that ________________________________ **is the registered owner of** ________________________ **shares** of fully paid and nonassessable COMMON STOCK ☐ PREFERRED STOCK ☐ of the above named Corporation transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

IN WITNESS WHEREOF, the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed this ____________ day of ______________________ A.D. _________.

______________________ Secretary

______________________ President

Rights and Restrictions of the Classes of Stock. The powers preferences and rights and the qualifications, limitations and restrictions of the classes of stock are as follows:

(a) Dividends. The holders of Preferred Stock shall be entitled to receive dividends, as declared by the board of directors, from any corporate assets at the time legally available for this purpose, payable in cash quarterly or at such intervals and on such dates as the board of directors may from time to time decide. Dividends on the Preferred Stock shall (i) accrue from the date of issuance of the shares, whether or not earned or declared, (ii) be payable before any dividends on Common Stock are paid, declared or set apart, and (iii) be cumulative, so that if dividends required to be paid under this clause on outstanding shares of Preferred have not been paid or set apart, the amount of any such deficiency shall be paid or set apart for payment, but without interest, before any distribution, by dividend or otherwise, is declared, paid on, or set apart for the Common Stock. In addition to the cumulative preferential dividend set forth above, at the same time any distribution shall be paid on, or declared and set apart for Common Stock, a distribution shall be paid on, declared and set apart for the Preferred Stock on the basis that each share of Preferred Stock shall receive a distribution equal to the distribution on each share of Common Stock. In case the Corporation shall at any time subdivide the outstanding shares of Common Stock, or shall issue a stock dividend on its outstanding Common Stock, the dividend rights of a share of Preferred Stock under this section in effect immediately prior to such subdivision or the issuance of such dividend shall be proportionately increased, and in case the corporation shall at any time combine the outstanding shares of Common Stock, the dividend rights of a share of Preferred Stock in effect immediately prior to such combination, as the case may be. For purposes of this Subsection (a), unless the context otherwise requires, "distribution" shall mean the transfer of cash or property without consideration, whether by way of dividend or otherwise, or the purchase or redemption of shares of this corporation for cash or property.

(b) Participation in Assets on Dissolution. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the holders of shares of the Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the corporation available for distribution to its stockholders, whether from capital, surplus or earnings, before any payment shall be made in respect of the corporation's Common Stock, an amount equal to ten dollars ($10.00) per share, plus all declared and unpaid dividends thereon to the date fixed for distribution. After setting apart or paying in full the preferential amounts due the holders of the Preferred Stock, the remaining assets of the Corporation available for distribution to stockholders, if any, shall be distributed to the holders of Common Stock, each such issued and outstanding share of Common Stock entitling the holders thereof to receive an equal proportion of said remaining assets. If upon liquidation, dissolution, or winding up of the Corporation, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of the Preferred Stock the full amounts to which they are respectively entitled, the holders of the Preferred Stock shall share ratably in any distribution of assets according to the respective amounts which would be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full. The merger or consolidation of the corporation into or with another corporation in which this Corporation shall not survive and the shareholders of this corporation shall own less than 50 percent of the voting securities of the surviving corporation or the sale, transfer or lease (but not including a transfer of lease by pledge or mortgage to a bona fide lender) of all or substantially all of the assets of the corporation shall be deemed to be a liquidation, dissolution or winding up of the corporation as those terms are used in this Subsection (b).

(c) Voting Rights. Except as otherwise provided by these Articles of Incorporation, or as required by law, the holders of shares of Common Stock shall have exclusive voting rights and powers. Each share of Common Stock shall have one vote on all matters on which shareholders are entitled to vote under the law and under these Articles of Incorporation. There is no right to cumulate votes for directors by either the holders of Common Stock or as hereafter provided, in certain circumstances by the holders of shares of Preferred Stock. If at any time dividends on the Preferred Stock shall be in arrears for eight or more quarterly periods, whether or not consecutive, then the holders of the Preferred Stock, voting separately as a class, and to the exclusion of the holders of shares of Common Stock, shall be entitled at any annual meeting of the stockholders or any special meeting at which directors are to be elected to elect a majority of the board of directors. Each holder of Preferred Stock shall have one vote for each share of stock so held. These rights to elect directors shall continue until all dividends accrued on the Preferred Stock have been paid or set apart, at which time the right of the holders of Preferred Stock to elect directors shall cease, and exclusive voting rights and powers shall revert to the holders of the Common Stock unless there is a further default in payment of dividends on the Preferred Stock in which event the special voting rights of the Preferred Stock set out above shall resume.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Roseville, State of California, on December 22, 2008.

(Issuer):

INFORM, INC.

By (Signature and Title)

Dr.-Ing. Detlef Hilbig
Chief Executive Officer and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

Stefan Baier
(Title) **Chief Operating Officer and Director**
(Date) **December 12, 2008**

(Signature)

Friedemann Braune
(Title) **Secretary and Director**
(Date) **December 12, 2008**

(Signature)

Henrik Bauer
(Title) **Chief Financial Officer**
(Date) **December 12, 2008**